UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Freedom From Loans Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Texas

Date of organization
September 7, 2020

Physical address of issuer
17350 State Hwy 249, Suite 220 #3185, HOUSTON, TX 77064

Website of issuer
FreedomFromLoans.com

Name of intermediary through which the Offering will be conducted
EquityDoor, LLC ("**EquityDoor**")

CIK number of intermediary
0001726368

SEC file number of intermediary
007-00139

CRD number, if applicable, of intermediary
296839

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
3.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities Corporation ("**North Capital**")

Type of security offered
Series A Shares of Preferred Stock

Target number of Securities to be offered
11,991

Price (or method for determining price)
$8.34

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
December 7, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (12/31)	Prior fiscal year-end (12/31)
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$23,457.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$23,457.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 8, 2021

FORM C/A

Up to $5,000,000.00

Freedom From Loans Inc.



Series A Shares of Preferred Stock

This amended Form C on Form C/A (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Freedom From Loans Inc., a Texas Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Series A Shares of Preferred Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1,000.80 (120 shares) per Investor (which may be waived by the Company, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*" , the form of which is attached to this Form C as Exhibit C. In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through EquityDoor (the "Intermediary"). The Intermediary will be entitled to receive a fee related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.80	$30.02	$970.78
Aggregate Minimum Offering Amount	$100,000.00	$3,000.00	$97,000.00
Aggregate Maximum Offering Amount	$5,000,000.00	$150,000.00	$4,850,000.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

The Company will concurrently with this offering be conducting an offering pursuant to Rule 506(c) of Regulation D of the Securities Act of 1933 and Regulation S of the Securities Act of 1933 of the same Securities at the same per share price, up to a maximum of $100,000,000. The concurrent offering will be open only to accredited investors, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended or non-U.S. Persons as described under Regulation S of the Securities Act of 1933.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at FreedomFromLoans.com no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 8, 2021, amending a Form C filed December 7, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

FOREIGN INVESTORS WILL NOT BE PERMITTED TO INVEST IN THIS OFFERING. IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: FreedomFromLoans.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This

Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Freedom From Loans Inc. (the "Company") is a Texas Corporation, formed on September 7, 2020.

The Company's registered address is 17350 State Hwy 249, Suite 220 #3185, Houston, Texas 77064.

The Company's website is FreedomFromLoans.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Offering

Minimum amount of Series A Shares of Preferred Stock being offered	11,991
Total Series A Shares of Preferred Stock outstanding after Offering (if minimum amount reached)	11,991
Maximum amount of Series A Shares of Preferred Stock	599,520
Total Series A Shares of Preferred Stock outstanding after Offering (if maximum amount reached)	599,520
Purchase price per Security	$8.34
Minimum investment amount per investor	$1,000.80
Offering deadline	December 7, 2022
Use of proceeds	See the description of the use of proceeds on page 47 hereof.
Voting Rights	See the description of the voting rights on page 62 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Concurrent Offerings

The Company will concurrently with this offering be conducting an offering pursuant to Rule 506(c) of Regulation D of the Securities Act of 1933 and Regulation S of the Securities Act of 1933 of the same Securities at the same per share price, up to a maximum of $100,000,000. The concurrent 506(c) offering will be open only to accredited investors, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended or non-U.S. Persons as described under Regulation S of the Securities Act of 1933.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company Has No Operating History Upon Which You Can Evaluate Our Performance, and Accordingly, Our Prospects Must Be Considered in Light of the Risks that Any New Company Encounters.
The Company was incorporated under the laws of Texas on September 7, 2020. Accordingly, the Company has no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The Company anticipates that our operating expenses will increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

The Company's Success Depends on the Experience and Skill of the Board of Directors, its Executive Officers, and Key Employees.
In particular, the Company is dependent on Jesse Alan Jones, CEO, President, and Treasurer, Lizanne Wilfred Rebello Vice-President and Secretary, and Gerald Clements Vice-President Business Development. The Company has or intends to enter into employment agreements with Jesse Alan Jones, Lizanne Wilfred Rebello, and Gerald Clements although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period. The loss of Jesse Alan Jones, Lizanne Wilfred Rebello, Gerald Clements, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow, and results of operations.

The Amount of Capital the Company is Attempting to Raise in this Offering is Not Enough to Sustain the Company's Current Business Plan.
To achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to

raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute our business plan, our continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although Dependent on Certain Key Personnel, the Company Does Not Have Any Key Man Life Insurance Policies on Any Such People.

The Company is dependent on Jesse Alan Jones, Lizanne Wilfred Rebello, and Gerald Clements to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jesse Alan Jones, Lizanne Wilfred Rebello, and Gerald Clements die or become disabled, the Company will not receive any compensation to assist with such a person's absence. The loss of such a person could negatively affect the Company and its operations.

The Company is Subject to Income Taxes as Well as Non-Income-Based Taxes, Such as Payroll, Sales, Use, Value-Added, Net Worth, Property and Goods and Services Taxes, in Both the U.S. and Texas.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

A Failure of the Company's Technology Infrastructure Could Have a Material Adverse Effect on the Company's Operations and Financial Results.

Our business performance depends upon the effectiveness of our technology infrastructure, property management, and accounting platforms, the failure of which could materially impact our business and financial results. The Company will undertake significant investments in our technology infrastructure to effectively and efficiently make real estate-backed investments and improve our existing technology platform. Notwithstanding, the Company may not be able to effectively make investments, achieve our expected revenue growth and the Company could experience a significant competitive disadvantage in the marketplace.

The Company Has Indicated That It Has Engaged In Certain Transactions With Related Persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company's Business Operations May Be Materially Adversely Affected by a Pandemic Such as the Coronavirus (COVID-19) Outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30,

2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

The Company Faces Risks Related to Health Epidemics and Other Outbreaks, Which Could Significantly Disrupt the Company's Operations and Could Have a Material Adverse Impact on Us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which the Company has material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Our Future Cash Flow is Dependent on the Performance of Our Tenants and Continued Demand in the Housing Market.

The Company is subject to risks that financial distress, default or bankruptcy of our tenants may lead to vacancy at our properties or disruption in rent receipts because of partial payment or nonpayment of rent or that expiring leases may not be renewed. Under unfavorable general economic conditions, such as poor consumer sentiment, inflation, inclement weather or natural disaster, there can be no assurance that our tenants' level of sales and financial performance generally will not be adversely affected, which in turn, could negatively impact our rental revenues and the market value of property owned and proceeds from any property sale.

Failure to Attract and Retain Qualified Personnel at a Reasonable Cost Could Jeopardize Our Competitive Position.

As our industry is characterized by high demand and intense competition for talent, the Company may need to offer higher compensation and other benefits to attract and retain quality sales, technical, and other operational personnel in the future. The Company competes with other companies engaged in real estate services for qualified personnel. The Company expects in the future to experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications. The Company must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. The Company must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If the Company fails to do so, the quality of our services may decline. The Company cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

The Company is Subject to Potential Liability Due to Environmental Matters.

Under federal, state, and local laws relating to protection of the environment ("Environmental Laws"), a current or previous owner or operator of real estate may be liable for contamination resulting from the presence or discharge of petroleum products or other hazardous or toxic substances on the property. These owners may be required to investigate and clean-up the contamination on the property as well as the contamination which has migrated from the property. Environmental Laws typically impose liability and clean-up responsibility without regard to whether the owner or operator knew of, or was responsible for, the presence of the contamination. This liability may be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. In addition, the owner or operator of a property may be subject to claims by third parties based on personal injury, property damage and/or other costs, including investigation and clean-up costs, resulting from environmental contamination. Environmental Laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated. These restrictions may require expenditures. Under the Environmental Laws, any person who arranges for the transportation, disposal or treatment of hazardous or toxic substances may also be liable for the costs of investigation or clean-up of those substances at the disposal or treatment facility, whether or not the facility is or ever was owned or operated by that person.

The Company is also subject to the risk that any environmental assessments of our properties may not have revealed all potential environmental liabilities, any prior owner or prior or current operator of these properties may have created an environmental condition not known to us, or an environmental condition may otherwise exist as to any one or more of these properties. Any one of these conditions could have an adverse effect on our results of operations. Moreover, future environmental laws, ordinances or regulations may have an adverse effect on our results of operations and financial condition. Also, the current environmental condition of those properties may be affected by tenants and occupants of the properties, by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks), or by third parties unrelated to us.

Competition Could Limit Our Ability to Operate Our Business Profitably.

Our "True Equity Share Plans" (defined herein under "Business") will compete with other similarly situated and better-capitalized competitors to attract property buyers and current owners. Our competitors' terms may be more favorable than the Company can provide. In addition, our ability to compete and generate favorable returns depends upon, among other factors, trends of the national and local economies, the financial condition and liquidity of current and prospective renters, availability and cost of capital, taxes, and governmental regulations. Given our significant competition, the Company cannot assure you that it will be successful in achieving market traction or in generating favorable returns, which would materially and adversely affect our business and results of operations.

Our Business Operations Are Susceptible to and Could Be Significantly Affected by, Adverse Weather Conditions and Natural Disasters that Could Cause Significant Damage to Our Properties.

Although the Company intends to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and copayments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, the Company may incur significant costs in the event of adverse weather conditions and natural disasters. If the Company experiences a loss that is uninsured or which exceeds our policy limits, the Company could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, the Company would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that the Company experiences a substantial or comprehensive loss of one of our properties, the Company may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

The Company May Depend on Third Party Service Providers, Suppliers, and Licensors in the Development, Redevelopment Maintenance or Upgrade of the Properties.

In certain instances, the Company relies on single or limited-service providers and outsourcing vendors or subcontractors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service is interrupted and the Company is not able to find alternate third-party providers, the Company could experience disruptions in developing or maintaining its properties, including construction delays, cost overruns, and redesigns. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to execute our business plan and provide a return to our investors.

The Company May Depend on Third Party Providers, Suppliers and Licensors to Supply Some of the Hardware, Software and Operational Support Necessary to Provide Some of Our Services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Inflation or Deflation May Adversely Affect Our Results of Operations and Cash Flows.

Increased inflation could have an adverse impact on interest rates, property management expenses, home purchase prices, and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Conversely, deflation could lead to downward pressure on rents and other sources of income without an accompanying reduction in our expenses. Accordingly, inflation or deflation may adversely affect our results of operations and cash flows.

Market Fluctuations in Rental Rates and Occupancy Could Adversely Affect Our Operations.

As leases turn over, our ability to re-lease the space to existing or new tenants at rates equal to or greater than those realized historically may be impacted by, among other things, the economic conditions of the market in which a property is located, the availability of competing space (including sublease space offered by tenants who have vacated space in competing buildings prior to the expiration of their lease term), and the level of improvements which may be required at the property. The Company cannot be assured that the rental rates the Company obtains in the future will be equal to or greater than those obtained under existing contractual commitments. If the Company cannot lease all or substantially all the expiring space at our properties promptly, or if the rental rates are significantly lower than expected, then our results of operations could be negatively impacted.

Climate Change May Adversely Impact Our Business.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of climate stress events. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in intense precipitation and extreme heat events, as well as tropical and non-tropical storms. The Company may own buildings in coastal locations that may be particularly susceptible to climate stress events or adverse localized effects of climate change, such as sea-level rise and increased storm frequency or intensity. The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), could cause considerable damage to our properties, disrupt our operations and negatively impact our financial performance. To the extent these events result in significant damage to or closure of one or more of our buildings, our operations and financial performance could be adversely affected through lost tenants and an inability to lease or re-lease the space. In addition, these events could result in significant expenses to restore or remediate a property, increases in fuel (or other energy) prices or a fuel shortage and increases in the costs of insurance if they result in significant loss of property or other insurable damage.

If Rents in Our Markets Do Not Increase Sufficiently to Keep Pace with Rising Costs of Operations, Our Operating Results Will Decline.

The success of our business model will substantially depend on conditions in the property market in our geographic markets. Our business depends on assumptions about, among other things, occupancy and rent levels. If those assumptions prove to be inaccurate, our operating results will be worse than expected.

The Company May Obtain Only Limited Warranties When the Company Purchases a Property and Would Have Only Limited Recourse in the Event Our Due Diligence Did Not Identify Any Issues that Lower the Value of Our Property.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that the Company may lose some or all our invested capital in the property, as well as the loss of rental revenue from that property, which could negatively affect our business and the value of your investment.

Our Management Team Has Limited Experience in Our Industry and Has Not Faced the Risks and Challenges Specific to Our Business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The inadequate management of our business will have a negative effect on our results of operations.

To Date, The Company Has Not Generated Revenue and Do Not Foresee Generating Any Revenue Soon.

The Company is a startup Company, and our business model currently focuses on investment, purchasing, and growth, rather than generating revenue. While the Company intends to generate revenue in the future, the Company cannot assure you when or if the Company will be successful in doing so.

The Company relies on external financing to fund our operations. The Company anticipates, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our business) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately 3 months of preparation for operations, assuming that the Company does not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

The Company May Face Potential Difficulties in Obtaining Capital.

The Company may have difficulty raising needed capital in the future because of, among other factors, our lack of a long track record, our limited number of properties, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. The Company will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, the Company may be required to delay, reduce the scope of or eliminate one or more of our property acquisitions, developments, renovations, or marketing efforts, any of which may materially harm our business and results of operations.

Terrorist-Sponsored Attacks, Both Foreign and Domestic, Could Have Adverse Effects on Our Business and Results of Operations.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for properties/real estate and have also resulted in increased safety and security costs for us and the real estate industry generally. Additional terrorist attacks, even if not made directly on our properties, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on us and the real estate industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business by disrupting our tenants' ability to conduct their businesses.

Rate of Return

The rate of return is dependent upon the sum of net rental income plus the underlying change in the market value of a property. Although real estate prices have experienced a long-term appreciation there is no assurance that this will continue, and volatility and depreciation is common and can and have occurred.

Competitive Factors

FFL's True Equity Share Plan will have to compete with various forms of property financing and mortgage assistance programs and will need to be viewed as a competitive offering to achieve reasonable market penetration.

Inflation Rate

The value of real estate has had a long-term appreciation concurrent with underlying inflation rates. The True Equity Share Plan model rate of return relies in part on a continuation of this long-term trend which may or may not continue.

Legal Risks

Although contractual documents may have been signed defining procedures for sale of a property, changing government regulations or objections by the minority owner may cause problems and delays in proceeding as planned.

Future Disruptions in the Financial Markets or Deteriorating Economic Conditions Could Adversely Impact the Real Estate Market as well as the Market for Debt-Related Investments Generally, Which Could Hinder our Ability to Implement our Business Strategy and Generate Value in the Company.

Future disruptions in the financial markets or deteriorating economic conditions may impact the demand for and availability of Home Equity Agreements. During periods of volatility, the number of investors participating in the market may change at an accelerated pace.

Values of Properties May Decline.

The value of the properties in which the Company has made equity share investments may decline, and in some cases may decline significantly. A loss would be experienced if any such property were to be liquidated when the value of the property was less than the original value.

The Company's Platform and True Equity Share Plans May Not Be Widely Adopted and May Have Limited Users.

Our concept of marketing, originating, and funding our True Equity Share Plan is relatively new and untested. There can be no assurance that our products will achieve market acceptance. Investors acquiring Securities will bear the risks of investing in a novel, relatively untested type of business, as well as the risks of investing in real estate. Any failure of the Company to perform as expected will have a material adverse effect on our prospects.

It is possible that the Company's platform and products will not be used by a large number of investors or homeowners or that there will be limited interest in investment opportunities presented on the platform. Such a lack of use or interest could negatively impact the development of the platform and products and therefore the value of the Company.

Alternative Products May Be Established that Compete with or are More Widely Used than the Company's Products.

It is possible that alternative products that are materially similar to the True Equity Share Plan which have better distribution, marketing, or financial backing. The Company may compete with these alternative networks, which could negatively impact the acceptance and distribution of the True Equity Share Plan.

High Degree of Risk.

Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Shares are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Shares requires high-risk tolerance, low liquidity concerns and long-term commitment. The Shares are not FDIC-insured; may lose value; and there is no bank guarantee. Purchasers must be able to afford to lose the entire amount paid for the Shares.

No Guarantee of Return on Investment.

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Shares will receive or realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read this Form C and all Exhibits carefully and should consult with his/her/its own attorney and business advisor prior to deciding to purchase the Shares.

Financial Projections Require Caution.

Prospective investors are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective investors. Prospective investors should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective investors may wish to consult independent market professionals about the Company's potential future performance.

The True Equity Share Plan May Be Subject to Additional Regulatory Oversight and Regulations.

The True Equity Share Plan may be subject to state and federal lending laws and regulations. This could require the Company to obtain approval from federal and state regulators and non-regulatory bodies, which the Company anticipates could be time and capital extensive. A portion of the proceeds of this Offering may be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the fractionalization and transferability of the True Equity Share Plan could be limited.

The Transferability of the Securities You are Buying is Limited.

Any Freedom From Loans securities purchased through this Offering are subject to SEC limitations of transfer. This means that the securities you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your Investment May Be Illiquid for a Long Time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

The Company is Vulnerable to Hackers and Cyber-Attacks.

The Company may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Freedom From Loans or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, the Company relies on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Freedom From Loans could harm our reputation and materially negatively impact our financial condition and business.

The Company is Not Subject to Sarbanes-Oxley Regulations and Lack the Financial Controls and Safeguards Required of Public Companies.

The Company does not have the internal infrastructure necessary and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. The Company expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing, and remediation required in order to comply with the management certification and auditor attestation requirements.

Negative Public Opinion Could Damage Our Reputation and Adversely Affect Our Business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including actions taken by investors, homeowners, homebuyers, government regulators, and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

The Success of Future True Equity Share Plans Depends on Our Ability to Successfully Manage Our Risk and Failing to do so May Result in Losses.
Our success depends on our ability to manage our risk while attracting new clients and investors. The Company selects our clients, manages their accounts, and establishes terms using scoring models and other analytical techniques that are designed to evaluate clients' ability to make monthly lease payments on co-owned properties (if they are going to also be the tenant). The models and approaches the Company uses to manage risk may not accurately predict future loss. There can be no assurance that our application and risk management strategies will enable us to avoid high delinquencies, or that our allowance for losses will be sufficient to cover actual losses. Our collection operations may not compete effectively to secure more of clients' diminished cash flow than our competitors. In addition, the Company may not identify clients who are likely to default on their payment obligations and reduce our exposure by identifying the patterns causing the defaults quickly enough, which could have an adverse effect on our business. Our ability to manage risk also may be adversely affected by legal or regulatory changes (such as foreclosure laws and minimum payment regulations) and collection regulations, competitors' actions, and consumer behavior, as well as inadequate collections staffing, techniques, models, and performance of our hired vendors such as collection agencies.

Risks Related to the Securities

The Series A Shares of Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A Shares of Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Shares of Preferred Stock. Because the Series A Shares of Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series A Shares of Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series A Shares of Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A Shares of Preferred

Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses incurred by Jesse Alan Jones, President, and accrued compensation of Jesse Alan Jones, President, and Gerald Raymond Clements, Vice President.

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company. None of these Pre-Offering expenses will be paid until funds raised have reached $500,000.00 among the concurrent offerings. When $500,000.00 has been raised, pre-Offering expenses of $16,740 will be paid, and payments will commence at the rate not to exceed 2% of funds raised for accrued compensation.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 98.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of preferred stock will be subject to dilution.
Owners of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of common stock or preferred stock or securities convertible into common stock or preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

Description of the Business

Freedom From Loans ("FFL") is a new company created to make equity sharing investments in residential and other types of geographically diversified properties where economic conditions indicate the potential for above average appreciation or cash flow potential.

The Company will purchase and own residential real property and other types of geographically diversified properties through individual special purpose entities as part of equity sharing arrangements with individuals, other real estate investors, and developers. In addition, the Company may become the sole owner of a property through buyout of other membership shares in an LLC or possible direct investment with the sole ownership of a property. It may also be an investor in other crowd fund projects offered by Equity Door or other crowd fund portals, where those investments can be expected to generate opportunities for its standard Equity Share investments.

Initial operations and investments are planned for Austin, Texas, with geographic expansion of investments in other locations when appropriate opportunities are identified. The initial focus is intended to be on single family and multi-unit residential properties.

FFL offers a "True Equity Share Plan'' which is a co-ownership by (i) FFL and (ii) a former sole owner of a property, or investor in a new property being purchased (collectively, an "FSO"),

FFL takes a long-term view on property investments. Under the "True Equity Sharing Plan", investments will be made through newly created LLC's for each property, in partnership with an FSO. There is no predetermined time limit, maximum investment, lien, mandatory monthly payment (in the event the FSO is the renting/leasing tenant of the property after acquisition by the LLC), so long as the market value of the property holds at a level that maintains the FSO membership share value at or above a defined minimum equity value. Also, FFL's "True Equity Share Plans" are structured so that the property becomes debt free with no outstanding liabilities or liens remaining.

Upon formation of an LLC, FFL will typically pay off the property debt, and the LLC will hold the property free and clear. FFL will hold proportional share interests in separate LLCs created for each property investment, with safety provisions built into the LLC Operating Agreements to protect both the FSO and FFL.

The FSO that may have previously had large debts will now be debt free with FFL assuming or paying off the mortgage and other encumbrances on the property.

For single family homes or condominium partners, an FSO partner may choose to reside in the property by entering into a rental agreement with the LLC, or if the FSO does not desire to rent or lease the property it will be leased to a third party and held as a revenue-generating investment by the LLC.

The FSO and FFL share in the net rental income of the LLC and gains upon sale of the property, proportionate to their respective membership share percentages, less provisions that may exist in the LLC Operating agreement for such items as reserves in anticipation of major maintenance. The FSO no longer directly pays taxes, insurance, or other fees related to home ownership which are now paid by the LLC. As the Property Manager, FFL earns fees from the LLC for services such as accounting, legal, and other administrative tasks.

Business Plan

Freedom From Loans ("FFL")'s "True Equity Share Plans" enable people to purchase and or retain their equity value in a property and eliminate all indebtedness relating to investment, by entering an equity sharing arrangement with FFL that becomes a partner in place of a lender.

Prospective client types include:

1. Homeowners behind on debt payments.
2. Property owners seeking to change their credit position by eliminating outstanding debt.
3. Anyone seeking to purchase property costing more than a mortgage lender will support.
4. Senior citizens wanting to eliminate debt or avoid entering a restrictive reverse mortgage.
5. Flippers seeking co-investors for purchase of properties.

6. Developer programs to facilitate the sale of completed homes to clients that are having trouble getting sufficient funds from a mortgage company to complete their purchase.

Freedom From Loans enables more people to purchase and retain ownership of real estate properties with less risk of loss by eliminating loans and mortgage debt. Ownership of each property is held by an LLC that is debt-free. One advantage of the LLC is that the membership interests can be structured to be fully transferable as part of an estate without the need to liquidate.

National Mortgage Debt

Mortgage Debt Outstanding in the United States reached $16.9 Trillion Dollars as of the end of the 1st Quarter of 2021 as reported in the Federal Reserve Economic Data Newsletter found online. Of this total, $11.8 Trillion Dollars were for one to four-family residences with the remaining $5.1 Trillion in larger multifamily residences, nonfarm residential, and farm properties.

From a historical perspective, it is interesting to note that mortgage debt in the USA grew from $42 billion in 1947 to the present total of $16.9 Trillion Dollars[1], which is today the largest single asset class. Mortgage debt is continuing to rise as the price, size, and quality of homes continue to increase.



ECONOMIC RESEARCH | Economic Research Resources | Switch Products | My Account

FRED ECONOMIC DATA | SINCE 1991 — Your trusted data source since 1991.

Search FRED ...

Release Calendar | FRED Tools | FRED News | FRED Blog | About FRED

Releases > Z.1 Financial Accounts of the United States > Release Tables

Release Tables:
Mortgage Debt Outstanding, Millions of Dollars; End of Period

Add to Data List | Add to Graph | Expand All | Collapse All — Q4 1945 | Q2 2020 | Q3 2020 | Q4 2020 | Q1 2021

Line	Name	Q1 2021	Q4 2020	Q1 2020	Units
1	All holders	16,958,182	16,781,465	16,178,280	Mil. of $
	By type of property				
2	One- to four-family residences	11,784,462	11,657,696	11,254,243	Mil. of $
3	Multifamily residences	1,784,854	1,755,684	1,644,273	Mil. of $
4	Nonfarm, nonresidential	3,108,021	3,089,385	3,010,005	Mil. of $
5	Farm	280,845	278,700	269,759	Mil. of $

Figure 1[2]

[1] Source: https://fred.stlouisfed.org/release/tables?rid=52&eid=1192326&od=#

[2] https://fred.stlouisfed.org/release/tables?rid=52&eid=1192326&od=#, Other Mortgage Bankers Association Articles: https://www.mba.org/2020-press-releases/october/mba-forecast-purchase-originations-to-increase-85-to-record-154-trillion-in-2021, https://www.mba.org/news-research-and-resources/research-and-economics/forecasts-and-commentary,

In the opinion of FFL management, a better measure of the relevant market size for FFL is the annual mortgage originations, which reflect the annual new business. As reflected in the following

Mortgage Originations - 1 - 4 Family Properties ($ Trillions)				
Year	Total	Purchase	Refinance	Refi Share
2021 est	2.49	1.54	0.95	38.1%
2020 est	3.83	1.43	2.40	62.6%
2019	2.25	1.23	1.03	45.6%
2018	1.68	1.21	0.47	27.8%
2017	1.76	1.14	0.62	35.0%
2016	2.05	1.05	1.00	48.7%
2015	1.68	0.90	0.78	46.2%
2014	1.26	0.76	0.50	39.9%

table it is a large and growing market, with an abnormally high amount of refinancing in 2020 when interest rates reached historic lows. The 2021 estimates from the Mortgage Bankers Association are below 2020 but above 2019. Actual originations in early 2021 have been stronger than expected, but the totals for the year are expected to be highly dependent on the economy and interest rates in the remainder of the year.

Figure 2[3]

FFL believes the present size of the market is not a limiting factor for any participant, none of which individually dominate the market. In real estate, operational considerations, available funds, and competitive considerations are the more relevant factors for the market participants than the overall size of the market.

Mortgage originations have grown in fits and starts since 2013. In 2019 there were over $2.7 trillion new mortgage originations of which 52.8% were for refinancing. In 2020, low-interest rates and Covid related effects led to estimated originations of $4.1 trillion, of which $2.7 trillion was for refinancing[4].

FFL will be offering what we refer to as the "True Equity Share Plan". FFL will serve these markets by acting as a co-investor rather than a lender. FFL can eliminate mortgage debt and related liabilities for property owners under pressure from lenders, facilitate the purchase of a property more expensive than a conventional lender would approve and offer seniors a way to obtain cash for living expenses without placing their home in a reverse mortgage.

In all of the above cases, FFL typically eliminates the debt of the FSO. Instead of direct ownership in the property, the FSO has an investment position in the property through its membership share in an LLC while eliminating prior personal mortgage debt and other property liabilities.

---

[3] MBA Quarterly Mortgage Originations Estimates as of March 2021 https://www.mba.org/news-research-and-resources/research-and-economics/commercial/-multifamily-research/blog/blog-posts/current-blog-posts/2020-q4-quarterly-databook
[4] Source: https://www.mortgagecalculator.org/helpful-advice/mortgage-statistics.php

FFL and the FSO will have proportionate membership shares in each LLC based upon the FSO's equity to fair market value upon the contribution of the property to the LLC. The FSO in a True Equity Share Plan property may or may not reside in the property as a lessee, but in either case, are a member of the LLC. As such, True Equity Share Plans facilitate their customers to earn a proportional share of the income and property value. If they seek to move to another location, they have the option to remain a member of the LLC, or, in conjunction with FFL, sell the property of their interest therein.

Each LLC will typically own the property free and clear of all debt. The true equity share programs of FFL are planned to NOT have a termination date, and the membership interests of the FSO may pass to heirs without any payoff requirements or forced liquidations which are requirements of "equity share" plans offered by "competitors".

Projected Typical Home Customer Relationship, step by step:

1. The FSO applies to FFL.
2. FFL evaluates the FSO and the property.
3. If FFL decides to proceed, FFL forms and funds an LLC.
4. The FSO contributes its home equity to the LLC. The FSO will be advised to consult with a tax professional to determine the tax impact of this transaction, trade-offs compared to direct ownership, and any available tax-advantaged strategies.
5. FFL assumes or clears the balance due on the mortgage and other indebtedness as its contribution to the LLC.
6. The member interests will be proportionate to the investment by FFL, and the equity of the FSO at the time of contribution.
7. Costs applicable to the formation of the LLC, appraisal, and other closing costs will be reflected in the membership share percentages in the LLC of whichever of FFL or the FSO bear such costs.
8. The FSO has the option to continue to occupy the property by leasing it from the LLC at market rates, or move out of the property but remain as an investor, in which case FFL will seek a 3rd party lessee.
9. As members of the LLC, the FSO and FFL will both participate in their pro-rata share of LLC net income after defined management and service fees and expenses incurred by FFL and the FSO. This would apply even if the FSO is the lessee of the property.
10. If the FSO cannot make one or more scheduled lease payments, the LLC operating agreement and lease will provide for reallocation of the membership percentage shares of the FSO and FFL based on the value of the missed payments.
11. In the event the FSO cannot make its lease payments for an extended period, and the equity value of the FSO falls to a predefined level[5], FFL will work with the FSO to find mutually agreeable solutions, to the extent possible. However, FFL will hold

---

[5] The LLC Operating Agreement will specify a minimum equity percentage that has to be maintained by the FSO in their LLC. This percentage will vary in different LLC Agreements based on multiple factors including age of the property, underlying appreciation rates in the property, type of LLC (distressed, aspirational, senior, flipper, developer, or etc.) and other considerations.

the ultimate decision to sell the property, purchase the membership share of the FSO, or lease the property to a 3rd party tenant with the FSO having the option to remain as a member of the LLC.

12. FFL may seek and maintain commercial loans up to 60% of the market value of its equity interest in LLC memberships, with the remaining 40% being FFL capital from multiple sources including potential stock offerings, capital gains on properties sold, and cash receipts from the LLC's.

13. FFL earns management, operations, and service fees as manager of the LLCs, which can vary depending on whether the FSO is the lessee or the property is being leased to a third party.

Description of the LLC Operating Agreements:

FFL will develop standardized LLC operating agreement templates that will be tailored to whether the property is a single-family, multi-unit, or commercial property, and for specific situations, including distress, aspirational, senior, developer, and short-term flipper transactions.

Net income will be distributed to FFL and FSO from the rental/lease income of each LLC. Various fees will be paid to FFL by the LLC for management fees, processing, administrative, accounting, and legal expenses.

FFL seeks to provide the following benefits to its customers:

1. "True Equity Share Plan" – Both FSO and FFL benefit proportionally from property appreciation.
2. No balloon payment is required at the end of the defined time period.
3. Saves Homes from Foreclosure.
4. Removes debt obligation from the FSO.
5. Former Sole Owner may remain as a tenant or move and become an investor.
6. Cash to senior citizens without debts or reverse mortgages.
7. LLC membership shares are investments by the FSO, and when they pass the membership shares are part of their estate and can be passed on to their heirs rather than triggering a sale of the property.
8. Quick cash to property developers and flippers for purchase/sale of properties.

In the opinion of FFL management, competitors offering "pseudo equity share" plans offer none of these benefits.

Property Management

FFL and its affiliated and non-affiliated designated subcontractors will be the Property Manager for the LLCs. In situations where the FSO is the lessee of the property from an LLC, the FSO will serve as an on-site representative for the LLC, with Property Manager oversight. Reasonable and necessary repairs may be made and receipts submitted to the Property Manager for reimbursement or rent reduction. In all situations, FFL will maintain accounting records for the LLC and make sure that insurance, property tax, and related tax matters are properly maintained.

Summary of the Business Model

FFL can assist its customers through financially tight periods without restriction from mortgage lenders seeking to collect delinquent payments. Such periods may be easily accommodated by small adjustments in the membership share percentage ownership of an LLC agreement between the FSO and FFL. FFL also can enable the purchase of properties by investors, when the total cost exceeds what is permitted by a conventional mortgage lender.

FFL intends to start with single-family residences but plans to expand into a broader range of properties, including multi-family residential, and possibly commercial and industrial properties, when economics indicate.

In the current market home sales are occurring with a higher percentage down payment than in recent years. Prospective buyers of new homes can be in a better competitive position with more equity available to acquire property when they have FFL as a co-investor through an LLC and the purchase is planned to be for cash without any mortgage or down payment.

FFL Investment Criteria

There are several sets of criteria that FFL uses in determining its investment preferences.

FSO qualification requirements:

1. FSO property must have a clear and transferable title.
2. FSO minimum equity must meet our requirements for the area and the investment type.
3. FSO principals must pass a background check.
4. FSO "tenants" must be financially qualified to make the lease payment and show a history of good tenants.
5. FSO principals must be legally qualified to enter into the contract.

Property Criteria - National

Investment decisions will be made recognizing changes in macroeconomic and demographic trends and will determine the types of business that FFL seeks at any given time. In some periods the focus may be single, multi-family, or other types of property or more focus on short-term cash flow than long term appreciation. In some periods, the focus may shift. Factors include:

1. General economic trends.
2. Government monetary policies.
3. Interest rates and trends.
4. Devaluation of currency and appreciation of real assets.
5. Supply/Demand balance of the real estate.
6. Demographic Trends.

7.   Federal tax policies.

Property Criteria - State and Local

In deciding where to seek investment opportunities, we will be looking at the state and local desirability based on the following criteria, and then look for individual opportunities with the prospect of above-average long-term returns.

1.   State Government – Advantageous tax and regulatory policies as they affect the business of FFL.
2.   Environmental – Drought and heat extremes may influence residential preferences and population migration.
3.   Regional Growth prospects – Business growth and employment changes.
4.   Demographics --- age, income, migration patterns, and housing requirements.
5.   Supply/Demand for Housing.
6.   Demographic considerations: age, income, migration patterns, population growth.
7.   New or Revitalizing Neighborhoods instead of ageing older areas.

The Austin, Texas Market

The U.S. Census Bureau reported on April 26, 2021 that based on population growth statistics, Texas had the highest population growth of any state in the 2020 Census. The population of Texas now exceeds 29 million. Texas was the only state to pick up at least two seats in the U.S. House of Representatives in a reapportionment that shifted seats from the Northeast and Midwest to the South and West[6].

The Austin area continues to see widespread growth and in 2020 ranked fourth in the nation in total population growth and number 1 in the rate of growth among metropolitan areas with more than 1 million people according to the Census Bureau's recently released annual estimates for counties and metropolitan areas[7].

Dallas, Fort Worth, and Houston were three of the only four metropolitan areas in the USA with higher population growth than Austin. Each of these metro areas are nearby and logical locations for initial geographic expansion by FFL.

The Austin metro area consists of five counties. In this metro area, Domestic Immigration was 73% of the total population growth in 2020. These statistics indicate that Austin is a growing metropolitan area and an excellent starting point for FFL[8].

---

[6] Philip Jankowski, Austin American-Statesman, April 28, 2021

[7] Philip Jankowski, Austin American-Statesman, May 7, 2021

[8] Shonda Novak, Austin American-Statesman, May 18, 2021



Figure 3

Immigration to Austin metropolitan area

Domestic immigration into the Austin area has fueled growth far more than international immigration, which declined in 2020.

Prospects for continued growth in the Austin metro area, increase in the average home price, and higher down payment requirements, make assistance in new purchases an area in which FFL should focus.

There are well-known factors that collectively set the market value of properties in various locations. These include location, home size & usable space, upgrades and updates, supply and demand, real estate comps, planning/building regulations, interest rates, renovation potential, economic factors such as business expansion, contraction, or movement to or from the local region, crime rates, schools, and various demographic factors such as local population increase or decrease, employment, education, income, marriage rate, birth and death rates, ethnic, home affordability.[9] On single-family homes, in particular, FFL will be focused on prospects for return through capital appreciation.

Some neighborhoods will remain stagnant or decline while others will show revitalization. This can be seen in gentrification of neighborhoods or when significant home updates are occurring versus other areas where little or no indication exists that anyone is spending any new funds on improving their property.

In an equity share investment, FFL has to evaluate not only the value of the property, its appreciation potential, and monthly lease income but also it has to evaluate the FSO who with FFL will own membership shares in the LLC. Evaluation of the FSO can in large part be obtained in standard credit reports which will also be essential in subsequent portfolio modeling by FFL. However, FFL does not have the concern a mortgage company would have on whether the FSO would be financially strained. FFL is more concerned that the FSO is a responsible party who takes care of their property, and how they have taken care of their past financial issues.

The health of the local economy and new businesses coming into the area or expanding versus exiting the region is also a major determinant of the overall health of the local economy. For example, Austin has seen recent movement into its metro area by companies such as Tesla, HP, and Oracle. In contrast, many companies are choosing to leave the Silicon Valley area of California due to increasing problems including political, regulatory, tax factors, and an increasingly unfavorable business climate.

---

[9] FFL has a methodology to address these factors and other factors to protect the investments they seek to fund. See **FFL Investment Criteria above**.

Geographic movement of businesses produces movement of people. Significant growth in the population also typically produces demand for new housing and also pushes up the price of existing housing.

Texas in general, with no income tax, and a diversifying economy has seen dynamic growth. Other metro areas such as the Dallas/Ft Worth area have also seen strong growth in real estate values. FFL will be seeking strong markets to invest in, and as an investor it is free to use all available criteria when making investment decisions, some of which cannot be used by lenders due to various restrictions on what factors can be considered in lending.[10]

The financial stability of the FSO is a factor in the terms offered, however, as an equity investor instead of a mortgage lien holder, FFL intends to weigh potential appreciation of any potential property over the credit standing of the FSO in making an investment decision. The terms of the lease on any property will include thresholds that allow FFL to seek a substitute tenant or sell the property in the event the FSO as the occupant's equity value falls below a stated threshold after an extended period in which the FSO has not made monthly lease payments and the lessee.

US Real Estate Market

As reported in the Wall Street Journal, consumer debt levels in the U.S. rose over 30% in the 12 years ending 2020. Prior to the Covid-19 pandemic, Americans had amassed $4.2 trillion in consumer debt, excluding mortgages, plus housing debt added an additional $10 trillion to the total. As the year has progressed many homeowners have skipped payments and foreclosures have been temporarily halted, but this is due to change as the economy recovers from the Covid-19 pandemic.

Although unemployment rates have fallen, many homeowners are still months behind on mortgage payments and in some cases still unemployed. With prospective shrinking government assistance programs many homeowners will be subject to foreclosure in the near term, need refinancing and credit repair. Whereas conventional mortgage-based financing relies on income and debt coverage ratios, Freedom From Loans will offer an equity share plan that is less dependent on whether the homeowner is employed or has income to cover mortgage payments.

Continued government deficit spending programs and pandemic relief efforts have put unprecedented amounts of funds into the economy. Interest rates are at historically low levels and demand for homes is increasing as professionals can now increasingly work remotely and move to new homes out of the city cores. Although overall inflation numbers remain low, real estate prices have been increasing above traditional long-term rates. Appreciation in residential new home real estate prices over decades were 5.4% annually from 1963 to 2008 (US Census data), but the increase in the size of the average new home from 1950-2004 is believed to represent 1.6% of this gain yielding a net increase of 3.8% for roughly equivalent properties[11].

---

[10] FFL has a methodology to address these factors and other factors to protect the investments they seek to fund. See **FFL Investment Criteria above**.

[11] https://michaelbluejay.com/house/appreciation.html#:~:text=Nationall

There has been a long-term trend in the gradual acceleration of home prices in the US. The Case-Schiller Home Price Indices reflect the dramatic increase that has occurred in the annual rate of appreciation over the last 10 years on a national scale as well as for the 10 and 20 largest metropolitan areas.

S&P CoreLogic Case-Shiller Home Price Indices

The S&P CoreLogic Case-Shiller Home Price Indices are the leading measures of U.S. residential real estate prices, tracking changes in the value of residential real estate nationally. For a list of additional indices, please refer to the S&P CoreLogic Case-Shiller Home Price Index Methodology.

Overview   **Indices**   Index-Linked Products   News & Research   🔖 ⌁

S&P CoreLogic Case-Shiller Composite

As of Apr 2021   Published Jun 29, 2021   **EXPORT** ⊙

INDEX NAME ∨	1 MTH	3 MTH	YTD	1 YEAR	3 YEARS Annualized	5 YEARS Annualized	10 YEARS Annualized
S&P CoreLogic Case-Shiller 10-City Composite Home Price NSA Index	1.94%	5.26%	6.23%	14.42%	6.46%	6.12%	5.94%
S&P CoreLogic Case-Shiller 20-City Composite Home Price NSA Index	2.11%	5.75%	6.73%	14.88%	6.92%	6.62%	6.39%
S&P CoreLogic Case-Shiller U.S. National Home Price NSA Index	2.09%	5.33%	6.21%	14.59%	7.46%	6.88%	5.99%

Figure 4[12]

Acceleration in the price appreciation of residential properties has been gradually increasing for years as reflected in the above Figures. This trend has continued through 2020 and into 2021. Some of the acceleration can be attributed to the increase in the price of construction materials, but distortions in trends by Covid, increasing federal deficits and programs to stimulate the economy, low-interest rates, and a decline in the value of the USD represent both short- and long-term trends[13].

---

[12] https://www.spglobal.com/spdji/en/index-family/indicators/sp-corelogic-case-shiller/sp-corelogic-case-shiller-composite/#indices
[13] https://money.usnews.com/investing/investing-101/articles/how-the-national-debt-affects-you, https://www.investopedia.com/articles/insights/122016/9-common-effects-inflation.asp, https://www.forbes.com/sites/danielleseurkamp/2021/04/28/when-should-we-start-worrying-about-deficit-spending/?sh=4d9b138c5369, https://www.investopedia.com/ask/answers/021015/what-effect-fiscal-deficit-economy.asp, https://www.thebalance.com/what-is-the-value-of-a-dollar-today-3306105, https://www.livemint.com/opinion/columns/brace-yourself-the-us-dollar-s-big-crash-has-only-just-started-11611675404882.html, https://fundrise.com/education/real-estate-is-a-hard-asset

S&P CoreLogic Case-Shiller Index of Annual Home Price Gains		
Annual Ending		%
April 2021		14.6
March 2021		13.2
February 2021		12.0
January 2021		11.2
December 2020		10.4
November 2020		9.5
October 2020		n/a
September 2020		7.0
August 2020		5.7
July 2020		4.9
June 2020		4.3

Figure 5[14]

How long the high rate of home price increases will last is impossible to predict, selected regions may experience protracted price increases, even as the rate of increase possibly subsides on a national basis.

As an example, Austin home prices have increased and are high relative to many areas, but they are cheap compared to prices in larger metropolitan areas such as Los Angeles. Home prices in Los Angeles at some point will be restrained by affordability factors, but with increased commercial activity in cities such as Austin, there is an increase in higher-paying jobs and people moving to the area to support more price increases before reaching affordability limits.

Continued appreciation in the price of homes can create increased opportunities for FFL to assist in the purchase of higher-cost new homes. It can also make it easier for FFL to structure investment in a distressed situation with appreciation in the price of homes creating an equity value.

Initial Market

Initial operations and equity share investments are planned to start in the metropolitan area of Austin, Texas. In addition to favorable demographic trends and reasonable valuation, there are multiple reasons Austin has been chosen to commence operations:

1. EquityDoor, the portal for the current Offerings by FFL, is located in Austin. EquityDoor has various professional contacts in Austin, Texas that FFL believes will expedite setting up operations, obtaining funding, and getting legal documents and accounting systems in place to commence offering equity fund plans when sufficient funds have been raised.

2. Although the principal of FFL, Jesse Jones, has traveled through 49 of the 50 States in the US, plus work-related travel in Europe, Africa, Middle East, India, and Asia, he grew up in Texas and has a good understanding of the different character of various metropolitan areas in Texas. He has lived in Dallas, Waco, Houston,

---

[14] https://www.spglobal.com/spdji/en/index-family/indicators/sp-corelogic-case-shiller/sp-corelogic-case-shiller-composite/#news-research

Abilene, Midland-Odessa, Amarillo, and Pampa Texas, with miscellaneous business and personal family contacts scattered throughout the State of Texas.
3. Among various metropolitan areas in Texas, Austin offers exceptional recent and projected diversified growth.

In the opinion of FFL management, Austin offers exceptional opportunities for a number of reasons. It is the State Capital of Texas. and it has a vibrant millennial community in part due to the presence of the University of Texas in Austin. A growing number of companies have chosen to make Austin their headquarters. The metropolitan area of Austin (including Round Rock, the home of Dell Computer) has recently seen movement into the area by Tesla, Oracle, HP, and others. Austin commerce is based on a variety of commercial factors. As an example, compared to Houston, it is less dependent on oil. Also compared to Houston, it is far less subject to recurring floods.

As reported in Abor.com/Market Statistics the Austin-Round Rock metropolitan area had a 12% increase in the median selling price to $355,000 in the 12 months ending September 2020 for single-family homes, condos, and town homes as compared to the prior year. WalletHub found the city of Austin's real estate market came in at number 7 overall among 300 cities of varying sizes (and 3rd among large cities). In the last 5 years home values have gone up by 52% in the Austin market, and this growth has been increasing recently.

FFL Operations in Periods of Fluctuations in Real Estate Valuations:

Current Price Trends and Fluctuations

The first factor in any real estate investment is location. FFL seeks to make its investments in locations where it can obtain above average rates of appreciation or superior cash flows.

A legitimate question is how does FFL intend to achieve above average returns throughout economic cycles and not just in the recent period of unprecedented appreciation in real estate prices?

In 2020 and through May 2021, the national median price for existing houses steadily increased to 23.6% for the 12 months ending May 2021. In this period it was relatively simple to just sit on a rental/leased property and have exceptional returns.

However the market appears to have turned cooler with the 12 month rate of increase declining to 14.9% for the 12 months ending August 2021.[15]

Subsequent data for 12 months ending September 2021 indicate the national median price increase has continued to fall to 8.6% for the prior 12 months.[16]

---

[15] https://www.reuters.com/world/us/us-existing-home-sales-fall-august-inventory-declines-2021-09-22/.
[16] https://www.noradarealestate.com/blog/housing-market-predictions/

As reported by Norada, Freddie Mac predicts home prices will rise by 6.6 percent in 2021, and slow to 4.4 percent in 2022.[17]

Historically, increases in interest rates have tempered real estate prices, and although current increases have thus far had little more than a psychological impact due to the relatively small amount of the actual increases, the prospect of higher rates exists in future months. Also as reported recently by Reuters, U.S. Home price inflation is cooling.[18]

Operating Strategies with Changing Price Trends

In the next several years, there are two distinctly different possibilities in the percentage changes that may occur in real estate prices. FFL seeks to make investments with strategies and provisions that will provide above average returns with various forms of necessary protection. In addition to normal due diligence on any investment, these include:

1. Increased Location Selectivity
2. Geographic diversity of investments.
3. Careful assessment of demographic and business trends.
4. Investment based on assessment of future rather than past trends and appreciation
5. Provisions to be sought in FFL LLC Agreements to provide increased membership share in an LLC by FFL in the event the value of a property may have near term declines or a significant decline in the rate of appreciation than existed prior to investment by FFL in an LLC.
6. When a former sole owner (FSO) will be the tenant in a property acquired by an LLC, the rental/lease rates will be subject to increases based on market/appraised value. Minimum increases in lease rates to FSO's would be set as a ratio to the appraised of the property.
7. Different investment type preferences would exist in different phases of economic cycles. The changes in the investment focus are made to accommodate changes in the expected near to intermediate term growth of appraised value of real estate properties on a national, regional, and most importantly local basis. Examples are as follows:
   a. High Growth in Appraised Value: All Properties with Standard Equity Share Agreements.
   b. Moderate Growth in Appraised Value.
      i. More focus on multi-unit properties
         1. Newer properties with attractive CAP rates
         2. Existing Cash Flow with good returns and seasoned partner/firm as operator.
         3. Good potential for increases in rental rates
   c. Low Growth in Appraised Value
      i. Look for better returns in other geographic areas.

---

[17] https://www.noradarealestate.com/blog/housing-market-predictions/
[18] https://www.reuters.com/world/us/us-existing-home-sales-fall-august-inventory-declines-2021-09-22/

ii. Investment decisions based more on a current strong cash flow rather than future appreciation potential

iii. More investment with developers including shorter term fix and flip where the return comes from shorter term gains rather than long term appreciation.

Case for continued unprecedented increase in real estate prices

The management of FFL believes that, with many geographic exceptions, there is a strong case that can be made for continued unprecedented increases in the price of real estate properties.

This case is based on consideration not so much on the appreciation in the value of real estate properties but rather the accelerating depreciation of the value of the U.S. Dollar coming from massive unprecedented and increasing deficits.

The depreciation in the value of the U.S. Dollar comes from massive unprecedented and increasing National Debt. It is a growing problem that has risen from a total debt of under $1 Trillion at the end of Carter's last budget to $5.8 Trillion for Clinton, $11.7 Trillion for George W Bush, $20.2 Trillion for Obama, $26.9 Trillion for Trump, with more to come from the push for new infrastructure and social programs.[19]

Debt has reached such high levels that any return to interest rates that existed in prior decades of the latter part of the 20th Century would bring almost unthinkable added costs. This is one of the unspoken factors that may tend to have regulators keep interest rates below traditional levels and in turn create an environment fostering enhanced prices for real estate financed by historically low interest rates.

Three charts follow from ProPublica reflecting recent increase in the total national debt, Debt to GDP, and Mandatory Spending.

---

[19] https://www.thebalance.com/us-debt-by-president-by-dollar-and-percent-3306296

The National Debt Increased Under Trump Despite His Promise to Reduce It

Daily total national debt from 2009 to present.



Source: U.S. Treasury (Lena V. Groeger/ProPublica)

The Debt to GDP Ratio Is the Highest It's Been Since World War II

Federal debt held by the public as a percentage of gross domestic product since 1900.



Source: Congressional Budget Office (Lena V. Groeger/ProPublica)



Mandatory Spending Outstrips Investment in the Future

Mandatory and investment spending as a percentage of total U.S. government spending from 1970 to 2019. Mandatory (also known as nondiscretionary) spending includes programs such as Social Security and Medicare, while investment includes infrastructure, research and development, education and training.

Source: Office of Management and Budget (Lena V. Groeger/ProPublica)

Case for end of unprecedented increase in real estate prices and declines in selected markets

The second case that would see an end in the unprecedented increase in real estate prices.

Inflation has not been a paramount concern of the Federal Reserve in recent months or years, but there is increasing caution. The Fed keeps indicating that its repurchase operations are due to start tapering off in coming months, and interest rates have started small increases. Historically, increase in interest rates have tempered real estate prices, and although current increases have little more than a psychological impact due to the relatively small amount of the increases, the prospect of higher rates exists in future months. Also as reported recently by Reuters, U.S. Home price inflation is cooling.[20]

Transitions

In periods changing or less predictable appreciation rates, our emphasis will tend to shift from appreciation potential to current and forecasted cash flows.

We will be seeking properties in locations where trends remain supporting increasing rental/lease prices, and to the extent possible protection through various means against any drop in the price of properties.

---

[20] https://www.reuters.com/world/us/us-existing-home-sales-fall-august-inventory-declines-2021-09-22/

FFL Expansion Plan

FFL intends to expand its offerings both geographically and in property types.

FFL will be seeking to add other metropolitan areas in Texas, including Dallas-Ft. Worth, Houston, San Antonia, San Angelo, Waco, El Paso, and resort areas. FFL believes that there are opportunities with above-average appreciation potential in many select areas of the US.

FFL's focus will be the principal metropolitan or resort areas that still have property values with significant growth potential. As an example, the land value alone of a metropolitan residential property in California is more than double the cost of an average home including land in Austin and much of the Midwest. FFL believes that in time the growing metropolitan areas in these areas will tend to appreciate faster than the average property in the US[21].

FFL's goal is to find properties where demographic trends indicate prospective continued growth and appreciation. FFL intends to also expand equity sharing investments into multi-unit housing and possibly commercial multi-family properties at a future date when appropriate. In multi-unit housing, FFL will be seeking properties exhibiting stable high returns with operating partners that have good reputations and a successful track record in their local market. This would mean that FFL is looking for a good Operator as the FSO is making good money and wants to enter an equity share transaction to facilitate the acquisition of additional properties. FFL would not be interested in a multi-family property with an Operator that is in financial trouble.

As a capital-intensive corporation, it is important that FFL establish a good dependable source of financing to fund its membership share purchases in a large number of LLCs. FFL intends to establish a database for its membership share interests that provides a statistical basis to help secure substantial amounts of funding at low-interest rates. To provide good investment quality, FFL will need to be able to document the performance of the portfolio(s) of properties in a statistical format that provides lender confidence in the value and returns that can be expected.

History of the Business

Freedom From Loans, Inc, is a newly formed corporation. FFL was incorporated on September 7, 2020, in the State of Texas, and it is taxable as a C-Corporation. It has no operations, investments, or investment commitments at the present time. Pre-Operating expenses have been funded by a principal of FFL, Jesse Jones.

---

[21] S&P CoreLogic Case-Shiller **https://www.spglobal.com/spdji/en/index-family/indicators/sp-corelogic-case-shiller/sp-corelogic-case-shiller-composite/#indice**

The Company's Products and/or Services

Product / Service	Description	Benefits to FFL Investors
"True Equity Share Plans"	Offers homeowners a flexible alternative to loans through equity sharing plans.	Appreciation over time and short-term lease revenue
Lease and Property Management services	Provides control on FSO properties and the administration of those leases.	Short term revenue and expense control; Promotes property value retention.
Business Services	Legal, accounting and other business services.	Financial controls, tax reporting, property management.
Developer or Fix & Flip Equity Partner.	Investments for short term cash returns and possible FFL standard equity share product on sale of properties.	Short term quick cash returns as a balance to long term investment.

Competition

FFL's primary competition is from traditional mortgage-based lenders and other pseudo "equity share" providers. Four companies have been identified as the primary competition among those offering equity sharing type programs:

- Home Tap Equity Partners, LLC ("Home Tap"), founded in 2017.
- Patch Homes d/b/a Noah, founded in 2016.
- Point Digital, founded in 2014.
- Unison, founded in 2004.

As private firms, information is limited[22]; however, the most recent annual fundraising for each has been in the $100-150 million range[23]. Unison reportedly has provided funds for over 7,500 homes having a property value of $4.2 billion[24]. Unison has a limited number of deep pocket investors including Citicorp[25].

FFL Comparison - Competitors Matrix

FFL management considers the "equity sharing" plans of its competitors as "pseudo equity sharing". The competitors secure their position on their investment by placing an additional lien

---

[22] There is a decent amount of information on these companies on TechCrunch, CrunchBase, and similar reporting sites. https://lendedu.com/blog/home-equity-sharing-agreements/#options; https://www.crunchbase.com/organization/patch-homes-2; https://techcrunch.com/2019/09/12/patch-homes-locks-in-5m-series-a-to-give-homeowners-financial-freedom-without-the-burden-of-debt/.

[23] https://pitchbook.com/

[24] https://www.unison.com/

[25] https://pitchbook.com/

on the property, and by taking a disproportionate portion of the appreciation in relation to their capital investment.

Comparison of Companies offering "Equity Share"					
Company	Freedom From Loans	HomeTap	NOAH	Point Digital	Unison
Founded	2020	2017	2016	2014	2004
Last Funding Raised		100 mil	150 mil	100 mil	Unknown
Home Office	Austin, TX	Boston, MA	San Francisco, CA	Palo Alto, CA	San Francisco, CA
Type	LLC Partnership	2nd Lien + Fees + Equity Dilution	2nd Lien + Fees + Equity Dilution	2nd Lien + Fees + Equity Dilution	2nd Lien + Fees + Equity Dilution
Qualified States to Invest	All	14	11	18	29
Primary Resident Only	No	Yes	Unknown	Unknown	Unknown
Vacation Homes	Yes	No	Unknown	Unknown	Unknown
Risk of loss to Foreclosure	None (1)	Yes	Yes	Yes	Yes
Mortgage Debt	None	Primary and Secondary Loans	Primary and Secondary Loans	Primary and Secondary Loans	Primary and Secondary Loans
Term	Unlimited	10 yrs. Balloon 2nd Lien	10 yrs. Balloon 2nd Lien	30yrs Balloon 2nd Lien	30yrs Balloon 2nd Lien
Max Investment	Unlimited	400K	350k	350k	500k
Property Valuation Discount	None (2)	15%	15%	15-20%	15%
Closing Fees	Paid by LLC	Owner Fees and Points	Owner Fees and Points	Owner Fees and Points	Owner Fees and Points
Max Loan to Value	90%	75%	85%	70%	80%
Service fees (Annual, no tax write-off)	Paid by LLC	3%	$2000 or 3%	3-5%	3.90%
Interest	None	Yes	Yes	Yes	Yes
Monthly Payments	Lease to LLC	Mortgage and Liens	Mortgage and Liens	Mortgage and Liens	Mortgage and Liens
Monthly Interest	None	Yes	Yes	Yes	Yes
Time to Close	2 weeks	3 weeks	3 weeks	Unknown	Unknown
Property Tax	LLC shared	Owner	Owner	Owner	Owner
Insurance	LLC shared	Owner	Owner	Owner	Owner
Upkeep/Maintenance	LLC shared	Owner	Owner	Owner	Owner

Notes

(1). Risk of Loss to Foreclosure: The property will be owned by an LLC which per the standard FFL Operating Agreement with a former sole owner will remain debt free. FFL may syndicate or borrow funds using the equity value of its membership shares in LLC's. However the lenders to FFL will not have mortgages or liens on the properties as collateral but rather the membership share interest held by FFL in the LLC's.

(2) Property Valuation Discount: While others discount the starting appraised value of a property when calculating their future payoffs, FFL seeks to provide a starting values at the appraised value with factors

Figure 7

Unlike FFL, with all competitors the existing homeowner continues to pay their own taxes, insurance, and be liable for certain excludable risks (e.g., "Acts of God"). All of these "pseudo equity sharing" finance companies discount the starting property valuation by 15-20% as the starting point for their calculation of appreciation.[26].

Competitor financing arrangements typically are made through a second mortgage on the property, with the homeowner retaining title, and take a percentage of appreciation in the value of the house that is disproportionate to the amount of capital that they provide (for example, 10% loan value to equity for 30% of the gain). These companies only operate in a limited number of states where they have obtained necessary licenses to operate as leaders, and (3) none of the companies has begun offering plans in Texas. Home Tap, Patch Digital d/b/a Noah, and Point Digital each limit their investment in a property to $350,000-$400,000 and to 10 year or less terms. Unison offers a

---

[26] https://lendedu.com/blog/home-equity-sharing-agreements/#options

higher amount of funds (up to $500,000), but this is restricted to a maximum of 17.5% of the home value. Unison offers longer term funds up to 30 years, but it appears to seek around 40% of the appreciation in the property while putting up around 10% of the value of the home.

In contrast, FFL will provide up to 90% of the funds for a property when the FSO has good credit, the property is relatively new in Class A condition, and property appreciation is high in the local area. However, this is a maximum and the actual amount offered on a specific property will often be less depending on multiple factors. Like Unison, FFL has a longer-term outlook than competitors. FFL will also invest a much higher percentage on the total value of the property since it is seeking to pay off mortgage, tax, and any other liabilities on the property, leaving the former sole owner free of debt obligations.

Also, rather than a collection of eligibility criteria, all of which must be met, FFL will be looking at the combination of factors with lower credit scores acceptable providing the former sole owner has sufficient starting equity. This will allow a comfort range to permit the FSO to skip lease payments (in lieu of mortgage payments) with automatic adjustment in the membership share percentages held by FFL and the FSO. This allows FFL to enter an equity share investment when the FSO may be unable to qualify for conventional financing due to various reasons including but not limited to medical, employment, business reversal, or undocumented earnings. Thus, FFL provides a bridge to assist the FSO get through tough periods, make a needed move to a different city, or free up credit lines by eliminating debt.

Competitor arrangements place a disproportionate share of risk on the owner-share interest. Also, as lenders they only operate in a limited number of states where they have obtained necessary licenses to operate as lenders, and none of them have thus far begun offering plans in Texas.

Summary

In the opinion of the management of FFL, the business model of FFL provides the potential to achieve growth and nationwide market expansion without having to qualify and become licensed as a mortgage originator, broker, or lender in each new state. FFL has a disruptive approach to traditional home and real estate financing and ownership. Other companies claim to provide an equity sharing service, but they are still fundamentally lenders subject to lending regulations. FFL believes its business model will allow it to attain market penetration in states that might otherwise be limited to competitors that rely on lending as the core element to their business model.

Initial capital will be provided through individual investors and through EquityDoor, LLC, functioning as the licensed funding portal for this Offering and EquityDoorCap, LLC, as the intermediary portal for the Reg D and Reg S offerings. The Company has conducted no other offerings, exempt or otherwise.

FFL intends to borrow funds when and as appropriate to enhance return on cash invested. Funds would typically be borrowed directly by FFL, but funds could be borrowed by the LLC when and as appropriate. FFL seeks to operate with significant cash on hand and relatively low borrowing ratios as it seeks to secure borrowed funds at a low rate of interest.

Intellectual Property

The Company is not dependent on proprietary intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Equity Sharing	Standard Corporation Registrations and Business Licenses	None w LLC	When created	When created

FFL is of the opinion that it is not subject to state or federal regulation applicable to banks, mortgage originators, brokers, or lenders. FFL will not be making loans to clients or recommending that they go to any specific firm to borrow any funds.

As the lessor on each property, each individual LLC, and the property manager of each individual LLC, will be subject to local and state law, regulations, restrictions, and standards related to the ownership and leasing of real property and may be subject to the Fair Housing Act as well as other State and Federal standards on housing practices.

Costs and effects of compliance should be limited and in line with other properties in the same area, and equity investments should be possible without regulatory and licensing requirements faced by Mortgage Originators, Brokers, and Agents.

Litigation

None.

Other

The Company will initially conduct business in Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3.00%	$3,000	3.00%	$150,000
Estimated Attorney Fees	4.00%	$4,000	0.72%	$36,000
Estimated Accountant/Audit or Fees	4.00%	$4,000	0.42%	$21,000
General Marketing	18.50%	$18,500	1.36%	$68,000
Research and Development	0.00%	$0	2.00%	$100,000
Equipment Purchases	14.00%	$14,000	0.93%	$46,500
Purchase of Real Property	0.00%	$0	86.21%	$4,310,500
Accrued expenses of managers, officers, directors or employees	22.50%	$22,500	3.60%	$180,000
Operating Expenses	34.00%	$34,000	1.76%	$88,000
Total	**100.00%**	**$100,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. New business with best estimates provided. Actual expenses may vary depending on business development opportunities

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The use of proceeds is dependent on the rate at which funds are raised and invested, and the staffing requirements to handle the business generated.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment for the past three (3) years and their educational background and qualifications.

Name

Jesse Alan Jones

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, President, and Treasurer, Start 09-07-2020 to date.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Telecommunication Systems Corp d/b/a Data Technology Products, 1983 to date; President, Database Filing Systems, 2012 to date; CEO, Cloud 9 Sleep Products, Inc, 2017 to date; CEO, President, and Treasurer, Freedom From Loans, Inc, 2020 to date

Education

BA, Economics, UCLA MBA, Harvard Business School

Name

Lizanne Wilfred Rebello

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President & Secretary, Freedom from Loans, 2020 to date.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Manager, Harman Enterprises 2011 to 2016; President, Cloud 9 Sleep Products, 2017 to date; Vice President, Freedom from Loans, 2020 to date.

Education

BA Commerce & Economics, University of Mumbai

Name

Gerald R. Clements

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President, Freedom from Loans, start 12-01-2020 to date.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder / Treasurer / CFO at CML Buster Foundation. April 2019 to Present; Founder of a CML-specific Family Support Group in Southern California 2003 to Present.

Education

University of Southern California, Marshall School of Business, BS, Accounting 1970-1974

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment for the past three (3) years and their educational background and qualifications.

Name

Jesse Alan Jones

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, President, and Treasurer , Start 09-07-2020 to date.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Telecommunication Systems Corp d/b/a Data Technology Products, 1983 to date President, Database Filing Systems, 2012 to date CEO, Cloud 9 Sleep Products, Inc, 2017 to date CEO, President, and Treasurer, Freedom From Loans, Inc, 2020 to date

Education

BA, Economics, UCLA MBA, Harvard Business School

Name

Lizanne Wilfred Rebello

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President & Secretary, Freedom from Loans, 2020 to date.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Manager, Harman Enterprises 2011 to 2016 President, Cloud 9 Sleep Products, 2017 to date Vice President, Freedom from Loans, 2020 to date

Education

BA Commerce & Economics, University of Mumbai
Name

Gerald R. Clements

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President, Freedom from Loans, start 12-01-2020 to date.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder / Treasurer / CFO at CML Buster Foundation. April 2019 to Present; Founder of a CML-specific Family Support Group in Southern California 2003 to Present; Vice President, Freedom From Loans, 2020 to date.

Education

University of Southern California, Marshall School of Business, BS, Accounting 1970-1974

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Management as authorized by the Board of Directors
Sale of property, interests, or assets of the Company	Management as authorized by the Board of Directors for normal business transactions of FFL. Board of Directors and Common Shareholders, subject to certain restrictions described herein under "The Offering and the Securities," the consent of a majority of the Preferred Shareholders for sales by the Corporation that are not a normal transaction relating to a specific property investment.
Determination of the budget	Board of Directors
Determination of business strategy	Management as authorized by the Board of Directors
Dissolution of liquidation of the Company	Board of Directors and Common Shareholders, subject to certain restrictions described herein under "The Offering and the Securities," the consent of a majority of the Preferred Shareholders

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees, consisting of the 3 key employees.

Compensation

The total salary and wage compensation accrued from the formation of the Company through September 30, 2021 is $93,558, and an additional $29,945 is expected to be accrued through December 31, 2021, for an estimated total accrued as of December 31, 2021 of $123,504. None of the amounts accrued prior to the date of this Memorandum will become payable until funds raised among all offerings have reached $500,000, and then amounts paid will not exceed 2% of funds raised in all of the Offerings.

Name	Compensation Last Year	Compensation This Year
Jesse Alan Jones	$12,000.00	$72,000.00
Lizanne Wilfred Rebello	$0.00	$5,000.00
Gerald Raymond Clements	$1,663.00	$32,841.00

Equity Compensation

The total equity compensation paid to the Company's managers, directors, officers and key employees for last year and anticipated to be paid in the current year are set forth below.

Name	Equity Compensation Last Year		Equity Compensation This Year	
	Type of Award	Number Awarded	Type of Award	Number Awarded
Jesse Alan Jones	None	$0.00	None	$0.00
Lizanne Wilfred Rebello	None	$0.00	None	$0.00
Gerald Raymond Clements	None	$0.00	None	$0.00

Perquisites

In addition, the perquisites provided to the Company's managers, directors, officers and key employees for last year and anticipated to be provided in the current year are set forth below.

Name	Perks Last Year		Perks This Year	
	Type of Award	Estimated Value	Type of Award	Estimated Value
Jesse Alan Jones	N/A	$0.00	N/A	$0.00
Lizanne Wilfred Rebello	N/A	$0.00	N/A	$0.00
Gerald Raymond Clements	N/A	$0.00	N/A	$0.00

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	10,204,082
Voting Rights	The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. Each holder of Common Stock is entitled to full voting rights subject to limitations in accordance with Texas and Securities law and protections provided to those who hold Preferred Stock in the Company.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Preferred Stock issued pursuant to Regulation CF	The Common Stock possesses all voting rights, including the right to elect the board of directors. The Common Stock may issue new securities that have a dilutive effect on the Securities; provided that the power of the Company to adversely affect the Securities is limited by the provisions described under the heading "The Offering and the Securities – Voting and Control".
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following liabilities outstanding:

Type of liability	Startup Costs Advanced by Founder
Name of creditor	Jesse Alan Jones
Amount outstanding	$23,759 as of September 30, 2021
Interest rate and payment schedule	0%, with repayment deferred until $500,000 raised in all Offerings.
Amortization schedule	N/A
Describe any collateral or security	NONE
Maturity date	N/A
Other material terms	N/A

Type of liability	Deferred compensation for labor services
Name of creditor	Jesse Alan Jones
Amount outstanding	$66,000 as of September 30, 2021
Interest rate and payment schedule	0%, with repayment deferred until after $500,000 raised in all Offerings, prorated with other deferred compensation to be paid at an aggregate rate of 2% of funds raised.
Amortization schedule	N/A
Describe any collateral or security	NONE
Maturity date	N/A
Other material terms	N/A

Type of debt	Deferred compensation for labor services
Name of creditor	Gerald Raymond Clements
Amount outstanding	$27,558 as of September 30, 2021
Interest rate and payment schedule	0%, with repayment deferred until after $500,000 raised in all Offerings, prorated with other deferred compensation to be paid at an aggregate rate of 2% of funds raised.
Amortization schedule	N/A
Describe any collateral or security	NONE
Maturity date	N/A
Other material terms	N/A

Total liabilities as of September 31, 2021 consist of the following:

Description	Amount
Compensation – Jesse Jones	$66,000
Compensation – Gerald Clements	$27,558
Legal Payable – Transition Law Group	$17,000
Startup Costs Advanced by Founder	$23,759
Total as of September 30, 2021	$134,317

Valuation

The pre-Offering value ascribed to the Company is deemed to be $0. The Preferred Stock being offered will provide capital for investments and operations of the Company, and will have first priority on dividends and liquidations.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Dilution

An early-stage company typically sells its shares (or grants options exercisable for its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares and the immediate dilution under various total investment scenarios. The dilution is based on the company's net asset value at September 30, 2021. We believe this method gives investors a better picture of what they will pay for their investment compared to previous investors and Company insiders than simply listing such transactions for the last 12 months. Net tangible book value is the aggregate amount of the company's tangible assets, less its total liabilities. The table presents three scenarios: a $5 million raise, a $20 million raise and a fully subscribed $100 million raise from the three side-by-side offerings.

	$5MM	$20MM	$100MM
Price Per Share	$8.34	$8.34	$8.34
Shares Issued	599,520	2,398,081	11,990,407
Capital Raised	$4,999,996.80	$19,999,995.54	$99,999,994.38
Less: Offering Costs (3%)*	$149,999.90	$599,999.87	$2,999,999.83
Net Proceeds to Company	$4,849,996.90	$19,399,995.07	$96,999,994.55
Net Tangible Value Pre-Financing (1)	($134,317)	($134,317)	($134,317)
Net Tangible Value Post-Financing	$4,715,680	$19,265,678	$96,865,678
Shares Issued and Outstanding Pre-Financing (2)	10,204,082	10,204,082	10,204,082
Shares Issued and Outstanding Post-Financing	10,803,602	12,602,163	22,194,489
Net Tangible Book Value per Share Prior to Offering	($0.01)	($0.01)	($0.01)
Increase/(Decrease) per Share Attributable To New Investors	$0.45	$1.54	$4.38
Net Tangible Book Value per Share Post Offering	$0.44	$1.53	$4.36
Dilution Per Share to New Investors ($)	$7.90	$6.81	$3.98
Dilution Per Share to New Investors (%)	94.77%	81.67%	47.67%

* If FINRA licensed representatives are engaged.

(1) Net tangible book value is calculated as follows:

Total stockholders' equity as of September 30, 2021	-$134,317
Less: intangible assets	$0.00
Plus: capital raised from incorporation through September 30, 2021	$0.00
Equals tangible book value pre-financing	-$134,317

(2) Shares issued and outstanding pre-financing is calculated as follows:

Series A Preferred outstanding at September 30, 2021		0
Common stock outstanding at September 30, 2021		10,204,082
	Total	10,204,082

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, convertible notes, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December 2022 the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

Ownership

A majority of the Company is owned by two people. Those people are: Jesse Alan Jones and Lizanne Wilfred Rebello.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jesse Alan Jones	49.0%
Lizanne Wilfred Rebello	49.0%

Following the Offering, the Purchasers will own 0% of the voting control of the Company but will be entitled to 100% of the liquidation value of the Company until such time as the value of the Company's assets exceed the aggregate investment of the Preferred Stock plus all accrued but unpaid dividends.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of formation of the Company and preparing documentation to obtain funding. We do not anticipate generating revenue until at least 30 days after an initial closing and release of funds and commence operations.

The Company does not project achieving profitability in the first twelve months of operations.

Liquidity and Capital Resources

The proceeds of this Offering and the concurrent Regulation D and Regulation S Offerings are essential to our operations. We plan to use the proceeds of this Offering as set forth above under "use of proceeds", which is an indispensable element of our business strategy. Excluding any funding that may come from other concurrent offerings, the proceeds of this Offering will have a beneficial effect on our liquidity, as we currently have $0 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company will require additional financing in excess of the proceeds from this Offering in order to sustain operations for the next 12 months.

The Company does not presently have any additional sources of capital other than the proceeds from the Offerings.

Such additional sources of capital are necessary to the operations of the Company. The additional sources of funding may come from funds raised in the Regulation D and Regulation S Offerings and other sources of financing.

The Company is a growing company and in future years substantial ongoing capital additions will be needed to continue investing to achieve the projected growth potential of the Company.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.

The Company cannot predict the number or volume of material capital expenditures in the future. The primary business of the Company is acquiring ownership of real estate. A significant portion of the financial resources of the Company will be invested into True Equity Share Plans.

Material Changes and Other Information

None.

Trends and Uncertainties

Inflation or Deflation May Adversely Affect Our Results of Operations and Cash Flows. Increased inflation could have an adverse impact on interest rates, property management expenses, home purchase prices, and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Conversely, deflation could lead to downward pressure on rents and other sources of income without an accompanying reduction in our expenses. Accordingly, inflation or deflation may adversely affect our results of operations and cash flows.

Values of Properties May Decline. The value of the properties in which the Company has made equity share investments may decline, and in some cases may decline significantly. A loss would be experienced if any such property were to be liquidated when the value of the property was less than the original value.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 599,520 shares of Series A Preferred Stock for up to $5,000,000.00. in this Offering.

The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). No fractional shares will be sold.

The Company will concurrently with this Offering be conducting a concurrent Offering pursuant to Rule 506(c) of Regulation D of the Securities Act of 1933 and an Offering pursuant to Regulation S of the Securities Act of 1933 of the same Securities at the same per share price, up to a maximum of $100,000,000. The Regulation D Offering will be open only to accredited investors, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended. The Regulation S Offering is open to non-U.S. Persons as described under Regulation S of the Securities Act of 1933.

The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 7, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in this Offering in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. No valuation or appraisal has been prepared for the Company.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement, attached hereto as Exhibit B. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering within five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities in exchange for his, her, or its investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,000.80 (120 shares) of Preferred Stock at a price of $8.34 per share.

The Offering is being made through EquityDoor, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

3.0% of the amount raised.

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is North Capital.

The Securities

The following summary information is qualified entirely by and we request that you please review our organizational documents which are attached hereto as Exhibit C.

Authorized Capitalization

 At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 42,000,000 shares of capital stock, no par value per share, of which (i) 27,000,000 will be common shares, of which 10,204,082 will be issued and outstanding and 1,795,918 reserved for issuance pursuant to equity compensation plans, and (ii) 15,000,000 shares of preferred stock, no par value per share, of which 11,991 will be issued and outstanding.

Dividends

The dividend rate of the Securities is 6.0% per annum of the original purchase price for the Securities. Dividends on the Preferred Stock will start accruing the date of initial issuance of Preferred Shares pursuant to the Offering and will be payable when, as, and if declared by the

Company, in cash or shares of Preferred Stock. No dividend shall be paid unless and until the Board of Directors, or an authorized committee of the Board of Directors, declares a dividend payable with respect to the Preferred Stock. No dividend shall be declared or paid upon, or any sum of cash or number of shares of Preferred stock set apart for the payment of dividends upon, any outstanding shares of Preferred Stock with respect to any Dividend Period unless all dividends for all preceding Dividend Periods have been declared and paid upon, or a sufficient sum of cash or number of shares of Preferred Stock has been set apart for the payment of such dividends upon, all outstanding shares of Preferred Stock.

Conversion

In the event of a closing of the sale of shares of Common Stock to the public at a price of at least $8.34 per share (subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 resulting in at least $20,000,000 of gross proceeds (net of the underwriting discount and commissions) to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors then all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at a one-for-one ratio (subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock).

Liquidation Preference

The Securities do have a liquidation preference. The liquidation preference is full payout of purchase price plus accrued and unpaid dividends before any distribution to common shareholders.

Redemption Rights

The Securities are callable by the Company. The Securities are callable at the Company's option any time after June 30, 2023. If the Company exercises its right to redeem any or all of the Securities, the Company shall pay the purchase price plus accrued and unpaid dividends for each Share redeemed, such amount to be paid not later than 60 days following the notice from the Company of the exercise of its right to redeem the Securities.

The Securities are redeemable by the Company at the option of the Investor during the period beginning January 1, 2024, and ending June 30 2024. The Investor has a one-time option during this period to require the Company to redeem all of the Shares held by the Investor. If an Investor elects for the Company to redeem all of its Securities, the Company shall pay the Investor the purchase price plus accrued and unpaid dividends not later than August 30, 2024.

Voting and Control

The Securities have no voting rights, except as follows:

The Company may not, so long as any shares of Preferred Stock are outstanding, without the approval of the holders of a majority of the Preferred Stock:

- Amend, alter, or repeal any provision of the Certificate of Formation or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Preferred Stock.
- Create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless it ranks junior to the Preferred Stock with respect to its rights, preferences and privileges.
- Increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges.
- Sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "Tokens"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens
- Purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than redemptions of or dividends or distributions on the Preferred Stock authorized in the Articles of Formation, dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and repurchase stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price or current fair market value, as determined by an independent third-party.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place that would affect the Preferred Stock. The holders of the Common Stock reserve the right to implement restrictions on transfer that only affect the Common Stock.

Anti-Dilution Rights

The conversion price of the Preferred Stock will be subject to proportional adjustment for stock splits, stock dividends, recapitalizations, and the like. The Securities do not have pre-emptive rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Concurrent Offerings

The Company will concurrently with this offering be conducting an offering pursuant to Rule 506(c) of Regulation D of the Securities Act of 1933 and Regulation S of the Securities Act of 1933 of the same Securities at the same per share price, up to a maximum of $100,000,000. The concurrent offering will be open only to accredited investors, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended or non-U.S. Persons as described under Regulation S of the Securities Act of 1933.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

[Remainder of Page Intentionally Blank]

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons through September 30, 2021. The indicated amounts include accrued salary and wages plus pre-operating expenses.

Current Transactions

Related Person/Entity	Data Technology Products
Relationship to the Company	Jesse Alan Jones is the sole owner of Telecommunication Systems Corp. d/b/a Data Technology Products and 49% owner of Freedom From Loans.
Total amount of money involved	$23,759
Benefits or compensation received by related person	Receivable in favor of Data Technology Products payable by the Company for expenses, products, and third-party services purchased by the Company prior to the date of this Memorandum.
Benefits or compensation received by Company	Efficient sourcing of IT equipment, software and third-party services from an established reseller. in this type of products and services. Telephone and IT Services, Equipment and Software to be sold by Telecommunication Systems Corp., d/b/a Data Technology Products which is solely owned by Jesse Alan Jones. Products sold at or below MSRP and third-party labor services billed at $95 per hour consistent with terms for products and labor services presently sold to other companies.
Description of the transaction	Pre-Operating Expenses

Related Person/Entity	Jesse Alan Jones
Relationship to the Company	Founder, President, Treasurer
Total amount of money involved	$66,000
Benefits or compensation received by related person	Accrued Liability – Compensation for Services Rendered
Benefits or compensation received by Company	Creation of Company, Offering Documentation and Other Services to Start Operations
Description of the transaction	Salary accrued at $6,000 per month starting November 2020, to be paid at future dates

Related Person/Entity	Gerald Raymond Clements
Relationship to the Company	Vice-President. Corporate Development
Total amount of money involved	$27,558
Benefits or compensation received by related person	Accrued Liability – Compensation for Services Rendered
Benefits or compensation received by Company	Business Development and Preparation of Offering Documentation
Description of the transaction	Salary accrued at $95 per hour starting December 2020, to be paid at future dates

Related Person/Entity	Lizanne Wilfred Rebello
Relationship to the Company	Vice-President
Total amount of money involved	$0.00
Benefits or compensation received by related person	Accrued Liability – Compensation for Services Rendered
Benefits or compensation received by Company	Website and Social Media Marketing
Description of the transaction	Salary to be accrued at $45 per hour, commencing at a date to be determined after the filing of this Offering

Future Transactions

Related Person/Entity	Data Technology Products
Relationship to the Company	Jesse Alan Jones is the sole owner of Telecommunication Systems Corp. d/b/a Data Technology Products and 49% owner of Freedom From Loans.
Total amount of money involved	Up to $25,000.00 annually
Benefits or compensation received by related person	IT and Telecommunication Products and services provided at standard billing rates.
Benefits or compensation received by Company	Efficient sourcing of IT equipment, software and third-party services from an established reseller of these types of products and services. IT and Telecommunication Products and Services will be sold at or below MSRP. Labor services provided by employees or sub-contractors at standard billing rates. This does not include any labor services from Jesse Alan Jones, which would be non-billable.
Description of the transaction	Telephone and IT Services and Products

Related Person/Entity	Jesse Alan Jones
Relationship to the Company	Founder, President, Treasurer
Total amount of money involved	$6,000 per month in 2021 rising proportional to scale of operation rising to a possible maximum of up to $20,000 per month in 2022
Benefits or compensation received by related person	Compensation for Services Rendered
Benefits or compensation received by Company	Full Time devoted to business of Freedom From Loans
Description of the transaction	Monthly Salary

Related Person/Entity	Gerald Raymond Clements
Relationship to the Company	Vice-President. Corporate Development
Total amount of money involved	Up to an average of $4,500/month in 2021 increasing up to an average of $11,400 per month in 2022
Benefits or compensation received by related person	Compensation for Services Rendered at rate of $95/hour for up to 120 hours per month.
Benefits or compensation received by Company	Business Strategy Development, Presentations, and General Operations participant.
Description of the transaction	Wages at $95 per hour starting December 2020 and forward.

Related Person/Entity	Lizanne Wilfred Rebello
Relationship to the Company	Vice-President
Total amount of money involved	Starting at up to $5,000 per month at the end of 2021 and up to an average of $5,000 per month in 2022
Benefits or compensation received by related person	Compensation for Services Rendered
Benefits or compensation received by Company	Website Development and Social Media Marketing
Description of the transaction	Salary to be accrued at $45 per hour, commencing at a date to be determined after the filing of this Offering

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

Current Business Dealings

Related Person/Entity	Jesse Alan Jones
Relationship to the Company	Jesse Alan Jones is the sole owner of Telecommunication Systems Corp. d/b/a Data Technology Products and 49% owner of Freedom From Loans
Total amount of money involved	Less than $1,000/month
Benefits or compensation received by related person	Accrued receivable for purchase of products and services to form and start operations of Freedom From Loans.
Benefits or compensation received by Company	Source of funds to create the Company and take steps necessary to raise funds in the present Offerings.
Description of the transaction	Purchase of Products and Services.

Related Person/Entity	Data Technology Products
Relationship to the Company	Jesse Alan Jones is the sole owner of Telecommunication Systems Corp. d/b/a Data Technology Products and 49% owner of Freedom From Loans.
Total amount of money involved	$23,759
Benefits or compensation received by related person	Receivable in favor of Data Technology Products payable by the Company for expenses, products, and third-party services purchased by the Company prior to the date of this Memorandum.
Benefits or compensation received by Company	Efficient sourcing of IT equipment, software and third-party services from an established reseller. in this type of products and services. Telephone and IT Services, Equipment and Software to be sold by Telecommunication Systems Corp., d/b/a Data Technology Products which is solely owned by Jesse Alan Jones. Products sold at or below MSRP and third-party labor services billed at $95 per hour consistent with terms for products and labor services presently sold to other companies.
Description of the transaction	Pre-Operating Expenses

OTHER INFORMATION

None.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jesse Alan Jones
(Signature)

Jesse Alan Jones
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Jesse Alan Jones
(Signature)

Jesse Alan Jones
(Name)

President / Treasurer
(Title)

December 8, 2021
(Date)

/s/Lizanne Wilfred Rebello
(Signature)

Lizanne Wilfred Rebello
(Name)

Vice President / Secretary
(Title)

December 8, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Jesse Alan Jones, being the founder of Freedom From Loans, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying audited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related notes to said financial statements, and the unaudited financial statements of the Company, which comprise the balance sheet as of September 30, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the partial year ended September 30, 2021 (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Jesse Alan Jones
(Signature)

Jesse Alan Jones
(Name)

President / Treasurer
(Title)

December 8, 2021
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Sample Subscription Agreement
Exhibit C   Organizational Documents

EXHIBIT A

Audited Financial Statements

(as of March 2021)

Unaudited Interim Financial Statements

(as of September 2021)

Freedom from Loans, Inc. (the "Company") a Texas Corporation

Financial Statements and
Independent Accountant's Audit Report

Short Year ended December 31, 2020 & Quarter ended March 31, 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

Independent Auditor's Report

To Management
Freedom from Loans, Inc.

We have audited the accompanying balance sheets of Freedom from Loans, Inc as of December 31, 2020 and March 31, 2021, and the related statements of income, stockholder's equity, and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Freedom from Loans, Inc as of December 31, 2020 and March 31, 2021, and the results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 19th, 2021
Vincenzo Mongio

Statement of Financial Position

	Quarter ended March 31, 2021	Short Year ended December 31, 2020
ASSETS		
TOTAL ASSETS	-	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Related Party Payables	35,654	17,275
Deferred Compensation	10,936	1,663
Accounts Payable	4,520	4,520
Total Current Liabilities	51,110	23,457
TOTAL LIABILITIES	51,110	23,457
EQUITY		
Accumulated Deficit	(51,110)	(23,457)
Total Equity	(51,110)	(23,457)
TOTAL LIABILITIES AND EQUITY	-	-

Statement of Operations

	Quarter ended March 31, 2021	Short Year ended December 31, 2020
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Related Party Compensation	18,000	12,000
General and Administrative	9,566	4,449
Startup Expenses	87	7,008
Total Operating Expenses	27,653	23,457
Net Income (loss)	(27,653)	(23,457)

Statement of Cash Flows

	Quarter ended March 31, 2021	Short Year ended December 31, 2020
OPERATING ACTIVITIES		
Net Income (Loss)	(27,653)	(23,457)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Liabilities and Accounts Payable	27,653	23,457
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	27,653	23,457
Net Cash provided by (used in) Operating Activities	-	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	-	-
Cash at end of period	-	-

Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares Amount	$ Amount	Stock Subscription Receivable	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 9/7/20 (inception)	-	-	-	-	-	-
Issuance of Common Stock	10,000,000	1	(1)	-	-	-
Net Income (Loss)	-	-	-	-	(23,457)	(23,457)
Ending Balance 12/31/2020	10,000,000	1	(1)	-	(23,457)	(23,457)
Issuance of Common Stock	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(27,653)	(27,653)
Ending Balance 3/31/2021	10,000,000	1	(1)	-	(51,110)	(51,110)

Freedom from Loans, Inc
Notes to the Financial Statements
March 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Freedom from Loans, Inc ("the Company") was formed in Texas on September 7th, 2020. The Company is pre operations and plans to earn revenue from various fees charged for managing equity share plans in real estate investments in the United States.

The Company will conduct three side-by-side Offerings in 2021 including a regulation CF crowdfunding campaign limited to a maximum of $5,000,000 for non-accredited US investors, a regulation D 506c Offering to accredited US investors, and a regulation S campaign for foreign investors who are not resident in the US or US citizens. The total of the three Offerings in aggregate is limited to $100,000,000. The campaigns are due to initiate shortly and extend for a period up to 12 months.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. The Company holds no cash or cash equivalents as of the date of these financials.

Deferred Compensation

The Company has entered into agreements with 3rd party service providers and its CEO to reserve for compensation for services rendered prior to revenue generation. A total of $41k has been accrued ($36k reflected in Related Party Payables) as of March 31st, 2021. The amounts are payable once the Company raises at least $500k, not to exceed 2% of funds raised.

Related Party Payables

$30k represents accrued compensation for the CEO mentioned above and $5k represents amounts advanced by the CEO to fund startup costs through March 31st, 2021.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The CEO is part of a deferred compensation agreement mentioned in Note 2 totaling $30k as of March 31st, 2021. The CEO accrues compensation at $6k per month. The Company received $6k from its CEO in the form of advances for startup costs.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 20,000,000 of common shares with no par value. 10,000,000 shares were issued and outstanding as of March 31st, 2021 in exchange for a $1 stock subscription receivable.

The Company plans to authorize preferred shares in advance of its crowdfunding campaign.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to March 31st, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 19, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since March 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.

Statement of Financial Position

	Unaudited Balances as of September 30, 2021	Unaudited Balances as of June 30, 2021	Audited Balances as of March 31, 2021	Audited Balances as of December 31, 2020
ASSETS				
TOTAL ASSETS			-	-
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Related Party Payables	87,739	68,441	35,654	17,275
Deferred Compensation	27,558	20,614	10,936	1,662
Accounts Payable	19,020	2,020	4,520	4,520
Total Current Liabilities	134,317	91,075	51,110	23,457
TOTAL LIABILITIES	134,317	91,075	51,110	23,457
EQUITY				
Accumulated Deficit	(134,317)	(91,075)	(51,110)	(23,457)
Total Equity	(134,317)	(91,075)	(51,110)	(23,457)
TOTAL LIABILITIES AND EQUITY			-	-

Statement of Operations

	Unaudited Quarter ended September 30, 2021	Unaudited Quarter Ended June 30, 2021	Audited Quarter ended March 31, 2021	Audited Short Year ended December 31, 2020
Revenue			-	-
Cost of Revenue			-	-
Gross Profit			-	-
Operating Expenses				
Related Party				
Compensation	18,000	18,000	18,000	12,000
General and Administrative	7,613	13,990	9,566	4,449
Startup Expenses	17,629	7,975	87	7,008
Total Operating Expenses	43,242	39,965	27,653	23,457
Net Income (loss)	-43,242	-39,965	(27,653)	(23,457)

Statement of Cash Flows

	Unaudited Quarter ended September 30, 2021	Unaudited Quarter Ended June 30, 2021	Audited Quarter ended March 31, 2021	Audited Short Year ended December 31, 2020
OPERATING ACTIVITIES				
Net Income (Loss)	(43,242.00)	(39,965.00)	(27,653)	(23,457)
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Accrued Liabilities and Accounts Payable	43,242.00	39,965.00	27,653	23,457
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	43,242.00	39,965.00	27,653	23,457
Net Cash provided by (used in) Operating Activities	-	-	-	-
Cash at the beginning of period	-	-	-	-
Net Cash increase (decrease) for period	-	-	-	-
Cash at end of period	-	-	-	-

Statement of Changes in Shareholder Equity

	Common Stock		Stock Subscription Receivable	APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount				
Beginning Balance at 9/7/20 (inception)	-	-	-	-	-	-
Issuance of Common Stock	10,000,000	1	(1)	-	-	-
Net Income (Loss)	-	-	-	-	(23,457)	(23,457)
Ending Balance 12/31/2020	10,000,000	1	(1)	-	(23,457)	(23,457)
Issuance of Common Stock	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	(27,653)	(27,653)
Ending Balance 3/31/2021	10,000,000	1	(1)	-	(51,110)	(51,110)
Net Income (Loss)	-	-	-	-	-39,965	-39,965
Ending Balance 6/30/2021	10,000,000	1	(1)	-	91,075	91,075
Net Income (Loss)	-	-	-	-	-43,242	-43,242
Ending Balance 9/30/2021	10,000,000	1	(1)	-	134,317	134,317

EXHIBIT B

Sample Subscription Agreement

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVED A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF LOSS OF THEIR INVESTMENT

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS SUBSCRIPTION AGREEMENT AS LEGAL, TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD SEEK HIS, HER OR ITS OWN LEGAL, TAX AND INVESTMENT ADVICE FROM QUALIFIED PROFESSIONALS PRIOR TO MAKING A DECISION TO PURCHASE THE SECURITIES REFERENCED BELOW.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Freedom From Loans, Inc.
17350 State Highway 249
Ste 220 #3185
Houston, Texas 77064

Ladies and Gentlemen:

The undersigned understands that Freedom From Loans, Inc., a corporation organized under the laws of Texas (the "**Company**"), is offering up to 599,520 shares of Series A Preferred Stock (the "**Securities**") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated December 7, 2021 (the "**Form C**"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "**Securities Act**").

1. **Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned understands that this subscription may not be revoked within the 48-hour period prior to a Closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "**Subscription Agreement**").

2. **Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **The Closing.** The Closing of the purchase of the Securities by the undersigned (the "**Closing**") shall occur through the Company's Escrow Agent, North Capital NCPS Escrow. The minimum amount required for an Initial Closing is $100,000.00 among this Offering and the concurrent offerings being conducted pursuant to Rule 506(c) of Regulation D and Regulation S of the Securities Act, as amended (the "**Minimum Amount**"). With respect to the Initial Closing, the date of the Closing shall be determined by the Company after the Minimum Amount of Subscriptions have been received and accepted; provided that the undersigned shall be provided no less than five (5) days prior written notice of the scheduling of the date of the Initial Closing; and with respect to any subsequent Closing, that date and time set by the Company and communicated in writing to the undersigned, which shall be not more than five (5) days after acceptance of the undersigned's Subscription. After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, additional Securities up to the maximum number of shares provided for above. In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

4. **Payment for Securities.** Payment for the Securities shall be received by North Capital Financial Services (the "**Escrow Agent**") from the undersigned by electronic funds transfer or wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by North Capital NCPS Escrow (the "**Transfer Agent**"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. **Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

(a) The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

(b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

(c)   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "**State Securities Laws**").

(d)   Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6.   **Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

(a)   ***General.***

(i)   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

(ii)   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(iii)   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

(iv)   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

(v)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(b)   ***Information Concerning the Company.***

(i)   The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

(ii)   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

(iii)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, EquityDoor LLC ("**EquityDoor**"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, EquityDoor or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, EquityDoor nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, EquityDoor nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(iv)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(v)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription

Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(vi)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

(vii)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(c)   **No Guaranty.** The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

(d)   **Status of Undersigned.** The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(e)   **Restrictions on Transfer or Sale of Securities.**

(i)   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii)   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "**Commission**") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7.   **Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8.   **Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

9.   **Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10.   **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11.   **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12.   **Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13.   **Submission to Jurisdiction.** With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the state of Texas, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14.   **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

15.   **Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16.   **Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17.   **Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Freedom From Loans, Inc. 17350 State Highway 249 Ste 220 #3185 Houston, Texas 77064 E-mail: InvestorRelations@FreedomFromLoans.com Attention: Jesse Jones, President
If to the Purchaser:	The address and e-mail set forth on the Subscriber signature page.

18.   **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19.   **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii)

changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20.   **Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21.   **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22.   **Electronic Signatures**. Each party agrees that the electronic signatures, whether digital or encrypted, of the parties included in this Agreement are intended to authenticate this writing and to have the same force and effect as manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement the date below written.

If Subscriber is an *individual*:	
Name:	
Signature:	_____
State of Residency:	

If Subscriber is an *entity*:	
Entity Name:	
Jurisdiction of Formation:	
Signature:	**By**_____
Name:	
Title:	

All Subscribers:	
Date:	
Address:	
Email:	
Purchase Amount:	
Total Securities:	Purchase Amount / $8.34 = *Purchase Price Per Security: **$8.34** (no fractional securities will be issued).*
Is the Subscriber an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act?	
[ ] Accredited [ ] Not Accredited	

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to the amount of Securities to be acquired by Purchaser for total amount to be paid by Purchaser.

FREEDOM FROM LOANS, INC.
By:_____
Name:_____
Title:_____

EXHIBIT C

Organizational Documents

Exhibit C



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

John B. Scott
Secretary of State

Office of the Secretary of State

December 03, 2021

Attn: DELANEY CORPORATE SERVICES LTD

Delaney Corporate Services Ltd
823 Congress Avenue, Suite P-4
Austin, TX 78701 USA

RE: FREEDOM FROM LOANS INC
File Number: 803751657

It has been our pleasure to file the Restated Certificate of Formation for the referenced entity. Enclosed is the certificate evidencing filing. Payment of the filing fee is acknowledged by this letter.

If we may be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Come visit us on the internet at https://www.sos.texas.gov/

Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Kika Garza TID: 10323 Document: 1097590310002



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

John B. Scott
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

FREEDOM FROM LOANS INC
803751657

The undersigned, as Secretary of State of Texas, hereby certifies that a Restated Certificate of Formation for the above named domestic for-profit corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 11/29/2021

Effective: 11/29/2021



John B. Scott
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/
Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Kika Garza TID: 10313 Document: 1097590310002

AMENDED AND RESTATED CERTIFICATE OF FORMATION OF FREEDOM FROM LOANS INC., A FOR-PROFIT CORPORATION

This Amended and Restated Certificate of Formation is submitted for filing pursuant to the applicable provisions of the Texas Business Organizations Code.

1. **Name.** The name of the corporation is Freedom From Loans Inc., a for-profit corporation (the "**Corporation**").

2. **Date of Formation and File Number.** The Corporation was formed by filing a certificate of formation with the Texas Secretary of State on 09/07/2020 (the "**Certificate of Formation**"), and its file number assigned by the Secretary of State is 803751657.

3. **Amendment.** The Certificate of Formation is hereby amended by deleting the Certificate of Formation in its entirety and substituting therefor the Amended and Restated Certificate of Formation attached hereto as **Exhibit A**.

The attached Amended and Restated Certificate of Formation accurately states the entire text of the Certificate of Formation as amended to date, as further amended by the above amendment, and does not contain any other change to the Certificate of Formation except for information permitted by the Texas Business Organizations Code to be omitted.

4. **Approval.** The Amended and Restated Certificate of Formation has been approved in the manner required by the Texas Business Organizations Code and the governing documents of the Corporation. Each new amendment has been made in accordance with the Texas Business Organizations Code.

5. **Effectiveness of Filing.** This Amended and Restated Certificate of Formation becomes effective when it is filed by the Secretary of State.

The undersigned affirms that the person designated as registered agent in the Amended and Restated Certificate of Formation has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Date: 11/29/2021

FREEDOM FROM LOANS INC.

DocuSigned by:

By: Jesse Jones
85F16E7917E3489...

Name: Jesse Jones

Title: President

EXHIBIT A

Restated Certificate of Formation

(attached)

AMENDED AND RESTATED CERTIFICATE OF FORMATION
OF
FREEDOM FROM LOANS INC.
A FOR-PROFIT CORPORATION

ARTICLE I
Entity Name and Type

The name of the entity is Freedom From Loans Inc. (the "**Corporation**"). The Corporation is a for-profit corporation.

ARTICLE II
Registered Agent and Registered Office

The initial registered agent of the Corporation is an organization by the name of Legalinc Corporate Services, Inc.

The business address of the registered agent and the registered office address is 10601 Clarence Dr, Suite 250; Frisco, Texas 75033.

ARTICLE III
Purpose

The Corporation is formed for the purpose of transacting any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

ARTICLE IV
Authorized Shares

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 27,000,000 shares of Common Stock, no par value per share ("**Common Stock**") and (ii) 15,000,000 shares of Preferred Stock, no par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   General. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

B.   PREFERRED STOCK

15,000,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part B of this ARTICLE IV refer to sections of Part B of this ARTICLE IV. References to "Preferred Stock" mean the Series A Preferred Stock.

1.   Dividends.

1.1   Rate. Holders of shares of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds of the Corporation legally available for payment, in the case of dividends paid in cash, and shares of Preferred Stock legally permitted to be issued, in the case of dividends paid in shares of Preferred Stock, cumulative dividends at the rate per annum of 6% of the Original Issue Price per share of the Preferred Stock (the "**Dividend Rate**"), payable in cash, by delivery of shares of Preferred Stock or through any combination of cash and shares of Preferred Stock pursuant to Section 1.4, as determined by the Corporation in its sole discretion.

1.1.1   If declared, dividends on the Preferred Stock shall be payable annually on each Dividend Payment Date at such annual rate, and dividends shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the Initial Issue Date, whether or not in any Dividend Period or Dividend Periods there have been funds legally available or shares of Preferred Stock legally permitted to be issued for the payment of such dividends. "**Dividend Payment Date**" means March 15 of each year, commencing on March 15, 2023. "**Initial Issue Date**" means the date of initial issue of the Preferred Stock. "**Dividend Period**" means the period from, and including, a Dividend Payment Date to, but excluding, the next Dividend Payment Date, except that the initial Dividend Period shall commence on, and include, the Initial Issue Date and shall end on, and exclude, March 15, 2023.

1.1.2   If declared, dividends shall be payable on the relevant Dividend Payment Date to Record Holders on the immediately preceding Regular Record Date; provided that the Regular Record Date for any such dividend shall not precede the date on which such dividend was so declared. If a Dividend Payment Date is not a Business Day, payment shall be made on the next succeeding Business Day, without any interest or other payment in lieu of interest accruing with respect to this delay. "**Record Date**" means, with respect to any dividend, distribution or other transaction or event in which the holders of the Preferred Stock (or other applicable security) have the right to receive any cash, securities or other property (whether such date is fixed by the Board of Directors, statute, contract or otherwise). "**Regular Record Date**" means the March 1 immediately preceding the relevant Dividend Payment Date. The Regular Record Date shall apply regardless of whether a particular Regular Record Date is a Business Day.

1.1.3 Dividends payable on Preferred Stock for the initial Dividend Period and any partial Dividend Period shall be computed based upon the actual number of days elapsed during such period over a 360-day year (consisting of twelve 30-day months). plus declared but unpaid dividends thereon on shares of the Preferred Stock shall not bear interest if they are paid subsequent to the applicable Dividend Payment Date.

1.1.4 No dividend shall be paid unless and until the Board of Directors, or an authorized committee of the Board of Directors, declares a dividend payable with respect to the Preferred Stock. No dividend shall be declared or paid upon, or any sum of cash or number of shares of Preferred stock set apart for the payment of dividends upon, any outstanding shares of Preferred Stock with respect to any Dividend Period unless all dividends for all preceding Dividend Periods have been declared and paid upon, or a sufficient sum of cash or number of shares of Preferred Stock has been set apart for the payment of such dividends upon, all outstanding shares of Preferred Stock.

1.1.5 Holders shall not be entitled to any dividends on Preferred Stock, whether payable in cash, property or shares of Preferred Stock, in excess of full cumulative dividends.

1.2 <u>Priority of Dividends</u>. So long as any share of Preferred Stock remains outstanding, no dividend or distribution shall be declared or paid on the Common Stock, and no Common Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by the Corporation or any of its subsidiaries unless, in each case, all declared but unpaid dividends thereon for all preceding Dividend Periods have been paid in full in cash, shares of Preferred Stock or a combination thereof, or a sufficient sum of cash or number of shares of the Preferred Stock has been set apart for the payment of such dividends, on all outstanding shares of Preferred Stock. The foregoing limitation shall not apply to purchases, redemptions or other acquisitions of Common Stock in connection with the administration of any benefit or other incentive plan, including any employment contract, in the ordinary course of business, including, without limitation, the forfeiture of unvested shares of restricted stock or share withholding or other acquisitions or surrender of shares to which the holder may otherwise be entitled upon exercise, delivery or vesting of equity awards (whether in payment of applicable taxes, the exercise price or otherwise), and the payment of cash in lieu of fractional shares.

1.3 Subject to the foregoing, and not otherwise, such dividends as may be determined by the Board of Directors may be declared and paid (payable in cash, securities or other property) on any securities, including Common Stock, from time to time out of any funds legally available for such payment, and holders shall not be entitled to participate in any such dividends.

1.4 Method of Payment of Dividends. The Corporation may pay any declared dividend (or any portion of any declared dividend) on the shares of Preferred Stock (whether or not for a current Dividend Period or any prior Dividend Period, including in connection with the payment of declared and unpaid dividends pursuant to <u>Section 4</u>), as determined in the Corporation's sole discretion:

1.4.1 in cash;

Amended and Restated Certificate Of Formation
Of Freedom From Loans, Inc.

Page 3

1.4.2 by delivery of shares of Preferred Stock; or

1.4.3 through any combination of cash and shares of Preferred Stock.

1.5 The Corporation shall make each payment of a declared dividend on the shares of Preferred Stock in cash, except to the extent the Corporation elects to make all or any portion of such payment in shares of Preferred Stock. The Corporation shall give notice to holders of any such election, and the portion of such payment that will be made in cash and the portion that will be made in shares of Preferred Stock, no later than 10 Business Days prior to the Dividend Payment Date for such dividend, provided, however, that if the Corporation does not provide timely notice of this election, the Corporation will be deemed to have elected to pay the relevant dividend in cash.

1.6 All cash payments to which a holder is entitled in connection with a declared dividend on the shares of Preferred Stock will be rounded to the nearest cent. If the Corporation elects to make any such payment of a declared dividend, or any portion thereof, in shares of Preferred Stock, such shares shall be valued for such purpose, in the case of any dividend payment or portion thereof, at fair market value as determined by the Board of Directors, in its sole discretion.

1.7 No fractional shares of Preferred Stock shall be delivered to the holders in payment or partial payment of a dividend. The Corporation shall instead, to the extent it is legally permitted to do so, pay a cash amount (computed to the nearest cent) to each holder that would otherwise be entitled to receive a fraction of a share of Preferred Stock based on the fair market value with respect to such dividend.

1.8 The "**Original Issue Price**" shall mean, as to the Series A Preferred Stock, $8.34 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding-Up.

2.1 In the event of any voluntary or involuntary liquidation, winding-up or dissolution of the Corporation, each holder shall be entitled to receive, per share of Preferred Stock, the Original Issue Price per share of the Preferred Stock, plus an amount equal to all declared but unpaid dividends on such share, to, but excluding, the date fixed for liquidation, winding-up or dissolution (the "**Liquidation Preference**") to be paid out of the assets of the Corporation legally available for distribution to its stockholders, after satisfaction of debt and other liabilities owed to the Corporation's creditors before any payment or distribution is made to holders of any Common Stock.

2.1.1 If, upon the voluntary or involuntary liquidation, winding-up or dissolution of the Corporation, the amounts payable with respect to the Liquidation Preference on the shares of the Preferred Stock are not paid in full, the holders shall share equally and ratably in any distribution of the Corporation's assets in proportion to their respective Liquidation Preference.

2.1.2   After the payment to any holder of the full amount of the Liquidation Preference for such holder's shares of Preferred Stock, such holder as such shall have no right or claim to any of the remaining assets of the Corporation.

2.1.3   Neither the sale, lease nor exchange of all or substantially all of Corporation's assets or business (other than in connection with the liquidation, winding-up or dissolution of the Corporation), nor its merger or consolidation into or with any other Person, shall be deemed to be the voluntary or involuntary liquidation, winding-up or dissolution of the Corporation.

3.   Voting.

3.1   General.   Except as provided herein, holders of outstanding shares of Preferred Stock shall have no voting rights with respect to such stock, except as required by Texas law. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Formation, holders of Preferred Stock shall vote together as a single class.

3.2   Preferred Stock Protective Provisions.   At any time when shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Formation) the written consent or affirmative vote of the holders of a majority of the shares of Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.2.1   amend, alter or repeal any provision of this Amended and Restated Certificate of Formation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof);

3.2.2   (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

3.2.3   cause or permit any of its subsidiaries to, without approval of the Board of Directors, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

3.2.4   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the greater of (i) fair market value (as determined by an independent third-party valuation expert), or (ii) the original purchase price thereof;

4. <u>Mandatory Conversion</u>.

4.1 <u>Trigger Event</u>. Upon the closing of the sale of shares of Common Stock to the public at a price of at least $8.34 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $20,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to <u>Section 4.2</u> and (ii) such shares may not be reissued by the Corporation.

4.2 <u>Conversion Ratio</u>. Each share of Preferred Stock shall be convertible without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Preferred Stock shall initially be equal to $8.34.

4.3 <u>Fractional Shares</u>. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.4 <u>Procedural Requirements</u>. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this <u>Section 4.4</u>. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to <u>Section 4.1</u>, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion

Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 4.4. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

5.   Redemption.

5.1   Optional Redemption by Corporation. Unless prohibited by Texas law governing distributions to stockholders, the Corporation has the option, commencing June 30, 2023, to redeem part or all of the Preferred Stock, at a price equal to the Original Issue Price per share, plus all declared but unpaid dividends thereon (the "**Redemption Price**"). Such option to require redemption shall be provided by written notice of redemption of all or any portion of the shares of all of the Preferred Stock delivered to the holders thereof (the "**Redemption Notice**"). The Redemption Notice shall provide for a date of the redemption, which shall be not later than 90 days after the date of the Redemption Notice (the "**Redemption Date**"). Any redemption option exercised by the Corporation for less than all of the shares of Preferred Stock then issued and outstanding shall be applied ratably by number of shares among all holders of Preferred Stock. Upon receipt of a Redemption Notice, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Texas law governing distributions to stockholders. If on the Redemption Date Texas law governing distributions to stockholders prevents the Corporation from redeeming all shares of Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law and shall redeem the remaining shares as soon as it may lawfully do so under such law.

5.2   Optional Redemption by Shareholder. Unless prohibited by Texas law governing distributions to stockholders, the holders of shares of Preferred Stock have the one (1) time option, commencing January 1,2024, and ending June 30, 2024, to require the Corporation to redeem such holders, at the **Redemption Price**, not later than August 30, 2024 (the "**Holder Redemption Date**"). Such option to require redemption shall be provided by written notice requesting redemption of all or any portion of the shares of the holder's Preferred Stock delivered to the Corporation no later than June 30, 2024 (the "**Redemption Request**"). Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Texas law governing distributions to stockholders. If on the Holder Redemption Date Texas law governing distributions to stockholders prevents the Corporation from redeeming all shares of Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law and shall redeem the remaining shares as soon as it may lawfully do so under such law.

5.3   Surrender of Certificates; Payment. On or before the Redemption Date or Holder Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date or Holder Redemption Date shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in writing by the Corporation, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

5.4   Interest. If any shares of Preferred Stock are not redeemed for any reason on any Holder Redemption Date, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein, and the Corporation shall pay interest on the Redemption Price applicable to such unredeemed shares at an aggregate per annum rate equal to ten percent (10%) with such interest to accrue daily in arrears and be compounded annually; provided, however, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the "**Maximum Permitted Rate**"), provided, however, that the Corporation shall take all such actions as may be necessary, including, without limitation, making any applicable governmental filings, to cause the Maximum Permitted Rate to be the highest possible rate. In the event any provision hereof would result in the rate of interest payable hereunder being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, however, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Redemption Date to the extent permitted by law.

5.5   Rights Subsequent to Redemption. If the Redemption Notice or Redemption Request shall have been duly given, and if on the applicable Redemption Date or Holder Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date or Holder Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date or Holder Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date or Holder Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

6.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the

Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption or acquisition.

7. <u>Notices</u>. Any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation or given by electronic communication in compliance with the provisions of the General Corporation Law and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V
Director's Limited Liability

A director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except to the extent the director is found liable for: (1) a breach of the director's duty of loyalty to the Corporation or its shareholders; (2) an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or an act or omission that involves intentional misconduct or a knowing violation of the law; (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's duties; or (4) an act or omission for which the liability of a director is expressly provided by an applicable statute.

ARTICLE VI
Written Consent of Shareholders

Any action required by the Texas Business Organizations Code to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if one or more written consents setting forth the action so taken shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

ARTICLE VII
Preemptive Rights

The Corporation elects to have no preemptive rights.

ARTICLE VIII
Bylaws

Subject to any additional vote required by this Amended and Restated Certificate of Formation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly empowered to adopt, amend, or repeal bylaws of the Corporation. Any adoption, amendment, or repeal of the bylaws of the Corporation by the board of directors shall require the approval of a majority of the entire Board of Directors. The shareholders shall also have the power to adopt, amend, or repeal the bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of shares of the Corporation required by law or by this Certificate of Formation, the affirmative vote of the holders of at least two-thirds of the voting power of (a) all of the then outstanding shares of the Corporation entitled to vote, voting together as a single class, and (b) each class or series of shares entitled to vote thereon, voting as a separate class, shall be required to adopt, amend, or repeal any provision of the bylaws of the Corporation.

ARTICLE IX
Directors

Subject to any additional vote required by this Amended and Restated Certificate of Formation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

[END OF DOCUMENT]

BYLAWS
OF
FREEDOM FROM LOANS INC.

ARTICLE I
OFFICES

Section 1.01 REGISTERED OFFICE AND AGENT. The registered office and registered agent of the Corporation shall be as set forth in the Corporation's Certificate of Formation. The registered office or registered agent may be changed by resolution of the Board of Directors, upon making the appropriate filing with the Secretary of State.

Section 1.02 PRINCIPAL OFFICE. The principal office of the Corporation shall be located at such place within or without the State of Texas as shall be fixed from time to time by the Board of Directors.

Section 1.03 OTHER OFFICES. The Corporation may also have other offices at any places, within or without the State of Texas, as the Board of Directors may designate, or as the business of the Corporation may require or as may be desirable.

Section 1.04 BOOKS AND RECORDS. All records maintained by the Corporation in the regular course of its business, including its share transfer ledger, books of account, and minute books, may be maintained in written paper form or another form capable of being converted to written paper form within a reasonable time. The Corporation shall convert any records so kept upon the request of any person entitled to inspect the records pursuant to applicable law.

ARTICLE II
SHAREHOLDERS

Section 2.01 PLACE OF MEETING. All meetings of the shareholders shall be held either at the principal office of the Corporation or at any other place, either within or without the State of Texas, as shall be designated in the notice of the meeting or duly executed waiver of notice. The Board of Directors may, in its discretion, determine that the meeting may be held solely by means of remote communication as set out in Section 2.02 below.

Section 2.02 MEETINGS OF SHAREHOLDERS BY REMOTE COMMUNICATION. If authorized by the Board of Directors, and subject to any guidelines and procedures adopted by the Board of Directors, shareholders not physically present at a shareholders' meeting may participate in the meeting by means of remote communication and may be considered present in person and may vote at the meeting, whether held at a designated place or solely by means of remote communication, subject to the conditions imposed by applicable law.

Section 2.03 ANNUAL MEETING. An annual meeting of shareholders shall be held on the date and time set by the Board of Directors and stated in the notice of the meeting for the purpose of electing directors and transacting any other business as may be brought properly before the meeting.

Failure to hold the annual meeting at the designated time does not result in the winding up or termination of the Corporation. If the Board of Directors fails to call the annual meeting, any shareholder may make written demand to any officer of the Corporation that an annual meeting be held.

Section 2.04   SPECIAL SHAREHOLDERS' MEETINGS. Special meetings of the shareholders may be called by the President, the Board of Directors, or by the holders of at least ten percent (10%) of all the shares entitled to vote at the proposed special meeting. The record date for determining shareholders entitled to call a special meeting is the date the first shareholder signs the notice of that meeting. Only business within the purpose or purposes described in the notice or executed waiver of notice may be conducted at a special meeting of the shareholders.

Section 2.05   FIXING THE RECORD DATE. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, the Board of Directors may fix a date, not more than sixty (60) days or less than ten (10) days before the meeting, as the record date for such determination.

Whenever action by shareholders is proposed to be taken by consent in writing without a meeting of shareholders, the Board of Directors may fix a record date for the purpose of determining shareholders entitled to consent to that action, which record date shall not precede, and shall not be more than ten (10) days after, the date upon which the resolution fixing the record date is adopted by the Board of Directors.

If no record date has been fixed as provided in this Section 2.05, then (a) the record date for determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof shall be the date on which notice of the meeting is mailed, (b) the record date for determining shareholders entitled to give written consent to action taken without a meeting, where no prior Board action is required to be taken by the Texas Business Organizations Code, shall be the date on which a signed written consent is first delivered to the Corporation, and (c) the record date for determining shareholders entitled to give written consent to action taken without a meeting, where prior Board action is required to be taken by the Texas Business Organizations Code, shall be the close of business on the date on which the Board of Directors adopts a resolution taking such prior action.

Section 2.06   NOTICE OF SHAREHOLDERS' MEETING. Written notice stating the place, day, and hour of the meeting, the means of any remote communications by which shareholders may be considered present and may vote at the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten (10) days and not more than sixty (60) days before the date of the meeting, personally, by electronic transmission (if consented to by a shareholder), or by mail, by or at the direction of the President, the Secretary, or the officer or person calling the meeting, to each shareholder entitled to vote at the meeting. If mailed, the notice shall be deemed to be given when deposited in the United States mail addressed to the shareholder at the shareholder's address as it appears on the share transfer records of the Corporation, with postage prepaid.

Notwithstanding the preceding paragraph, notice of a shareholder meeting regarding a fundamental business transaction (as defined by Texas law) must be given to each shareholder of the Corporation not later than twenty-one (21) days prior to the meeting, regardless of the shareholder's right to vote on the matter. Notice of such action shall comply with any other requirements set by law.

A shareholder entitled to notice of a meeting may sign a written waiver of notice either before or after the time of the meeting. The participation or attendance of a shareholder at a meeting constitutes waiver of notice, unless the shareholder participates in or attends the meeting solely to object to the transaction of business on the ground that the meeting was not lawfully called or convened.

With the consent of the shareholder, notice may be given to the shareholder by electronic transmission. The shareholder may specify the form of electronic transmission to be used to communicate notice. The shareholder may revoke this consent by written notice to the Corporation. The shareholder's consent is deemed to be revoked if the Corporation is unable to deliver by electronic transmission two (2) consecutive notices, and the Secretary, Assistant Secretary, or transfer agent of the Corporation, or another person responsible for delivering notice on behalf of the Corporation, knows that delivery of these two (2) electronic transmissions was unsuccessful. The inadvertent failure to treat the unsuccessful transmissions as a revocation of shareholder consent does not invalidate a meeting or other action.

Notice by electronic transmission is deemed given when the notice is:

(a)   Transmitted to a fax number provided by the shareholder for the purpose of receiving notice.

(b)   Transmitted to an email address provided by the shareholder for the purpose of receiving notice.

(c)   Posted on an electronic network and a message is sent to the shareholder at the address provided by the shareholder for the purpose of alerting the shareholder of a posting.

(d)   Communicated to the shareholder by any other form of electronic transmission consented to by the shareholder.

Section 2.07   VOTING LISTS. The officer or agent in charge of the share transfer records of the Corporation shall prepare, at least eleven (11) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting or any adjournment thereof, arranged in alphabetical order, with (a) the address of each shareholder, (b) the type of shares held by each shareholder, (c) the number of shares held by each shareholder, and (d) the number of votes that each shareholder is entitled to if different than the number of shares held.

The list shall be kept on file at the registered office or principal place of business of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours for a period of ten (10) days prior to the meeting. The list shall also be produced and kept open at the meeting and shall be subject to the inspection of any shareholder during the meeting. The original share transfer records shall be prima-facie evidence of the shareholders entitled to examine the list and to vote at any meeting of shareholders.

If any shareholders are participating in the meeting by means of remote communication, the list must be open to examination by the shareholders during the meeting on a reasonably accessible electronic data system, and the information required to access the list must be provided to shareholders in the meeting notice.

Section 2.08 QUORUM OF SHAREHOLDERS. The presence in person or by proxy of the holders of a majority of the shares entitled to vote constitutes a quorum for a meeting of the shareholders. Unless otherwise required by the Texas Business Organizations Code, the Certificate of Formation, or these Bylaws:

(a) The affirmative vote of the holders of a majority of the shares represented at a meeting at which a quorum is present shall be the act of the shareholders.

(b) The shareholders represented in person or by proxy at a meeting at which a quorum is present may conduct any business properly brought before the meeting until adjournment, and the subsequent withdrawal from the meeting of any shareholder or the refusal of any shareholder represented in person or by proxy to vote shall not affect the presence of a quorum at the meeting.

If a quorum is not present, the shareholders represented in person or by proxy may adjourn the meeting until a time and place determined by a vote of the holders of a majority of the shares represented in person or by proxy at that meeting. At such adjourned meeting at which the required number of voting shares shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

Section 2.09 CONDUCT OF MEETINGS. The Board of Directors may adopt by resolution rules and regulations for the conduct of meetings of the shareholders as it shall deem appropriate. At every meeting of the shareholders, the President, or in his or her absence or inability to act, the Vice President, or, in his or her absence or inability to act, a director or officer designated by the Board of Directors, shall act as chairman of, and preside at, the meeting. The Secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof.

Section 2.10 VOTING OF SHARES. Each outstanding share, regardless of class or series, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the Certificate of Formation provides for more or less than one vote per share or limits or denies voting rights to the holders of the shares of any class or series. Unless otherwise required by the Texas Business Organizations Code, the Certificate of Formation, or these Bylaws, any matter, other than the election of directors, brought before any meeting of shareholders at which a quorum is present shall be decided by the affirmative vote of the holders of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

Unless otherwise required by the Certificate of Formation, the election of directors shall be decided by a plurality of the votes cast by the holders of shares entitled to vote in the election at a meeting of the shareholders at which a quorum is present.

Shareholders are prohibited from cumulating their votes in any election of directors of the Corporation.

Any vote may be taken by voice or show of hands unless a shareholder entitled to vote, either in person or by proxy, objects, in which case written ballots shall be used.

Section 2.11   VOTING BY PROXY OR NOMINEE. Shares of the Corporation owned by the Corporation itself or by another corporation or entity, the majority of the voting shares or interest of which is owned or controlled by the Corporation, shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time. Nothing in this section shall be construed as limiting the right of the Corporation or any domestic or foreign corporation or other entity to vote shares, held or controlled by it in a fiduciary capacity, or with respect to which it otherwise exercises voting power in a fiduciary capacity.

Any shareholder may vote either in person or by proxy executed in writing by the shareholder. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. Proxies coupled with an interest include the appointment as proxy of (a) a pledgee; (b) a person who purchased or agreed to purchase, or who owns or holds an option to purchase, the shares subject to the proxy; (c) a creditor of the Corporation who extended the Corporation credit under terms requiring the appointment; (d) an employee of the Corporation whose employment contract requires the appointment; or (e) a party to a voting agreement or shareholders' agreement created under the Texas Business Organizations Code.

Shares owned by another corporation, domestic or foreign, may be voted by any officer, agent, or proxy as the bylaws of that corporation may authorize or, in the absence of authorization, as the board of directors of that corporation may determine.

An administrator, executor, guardian, or conservator may vote shares held in that fiduciary capacity if the shares forming a part of an estate are in the possession and forming a part of the estate being served by the fiduciary, either in person or by proxy, without a transfer of the shares into the fiduciary's name. A trustee may vote shares standing in the trustee's name, either in person or by proxy, but no trustee shall be entitled to vote shares held by him or her without a transfer of the shares into his or her name as trustee.

A receiver may vote shares standing in the name of a receiver and may vote shares held by or under the control of a receiver without the transfer thereof into the receiver's name if authority to do so is contained in an appropriate order of the court by which the receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote the shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares transferred, subject to any agreements containing restrictions on the hypothecation, assignment, pledge, or voluntary or involuntary transfer of shares.

The Board of Directors may establish a procedure by which a shareholder may file a statement with the Corporation that all or a portion of the shares registered in the name of the shareholder are held for the account of a specified person to be recognized by the Corporation as the shareholder. The procedure must determine the extent of the Corporation's recognition of the specified person as a shareholder and may include any provisions that the Board of Directors deems necessary, including, but not limited to, any of the following:

(a)   The types of nominee shareholders who may file a statement.

(b)   The rights or privileges of the beneficial owner to be recognized by the Corporation upon filing of a statement.

(c)   The information to be included in the statement.

(d)   The timeframe within which the statement must be received for the statement to be effective as to an upcoming meeting or vote.

(e)   The time period for which the statement filed will be recognized by the Corporation.

Section 2.12 WRITTEN CONSENT OF SHAREHOLDERS WITHOUT A MEETING. Any action required by the Texas Business Organizations Code to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall have been signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take the action at a meeting at which holders of all shares entitled to vote on the action were present and voted. Prompt notice of the taking of any action by shareholders without a meeting by less than unanimous written consent shall be given to those shareholders who did not consent in writing to the action.

Section 2.13 SHAREHOLDER NOMINATIONS AND PROPOSALS. For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a shareholder, the shareholder or shareholders of record intending to propose the business (the "**proposing shareholder**") must have given written notice of the proposing shareholder's nomination or proposal, either by personal delivery or by United States mail to the Secretary not later than sixty (60) calendar days prior to the date such annual meeting is to be held. If the current year's meeting is called for a date that is not within thirty (30) days of the anniversary of the previous year's annual meeting, notice must be received not later than ten (10) calendar days following the day on which public announcement of the date of the annual meeting is first made. In no event will an adjournment or postponement of an annual meeting of shareholders begin a new time period for giving a proposing shareholder's notice as provided above.

For business to be properly brought before a special meeting of shareholders, the notice of the meeting sent by or at the direction of the person calling the meeting must set forth the nature of the business to be considered. A person or persons who have made a written request for a special meeting pursuant to Section 2.04 of these Bylaws may provide the information required for notice of a shareholder proposal under this section simultaneously with the written request for the meeting submitted to the Secretary or within ten (10) calendar days after delivery of the written request for the meeting to the Secretary.

A proposing shareholder's notice shall include as to each matter the proposing shareholder proposes to bring before either an annual or special meeting:

(a)   The name and address of the proposing shareholder, and the classes and number of shares of the Corporation held by the proposing shareholder.

(b)   If the notice is in regard to a nomination of a candidate for election as director: (a) the name, age, and business and residence address of the candidate; (b) the principal occupation or employment of the candidate; and (c) the class and number of shares of the Corporation beneficially owned by the candidate.

(c)   If the notice is about a proposal other than a nomination of a candidate for election as director, a brief description of the business desired to be brought before the meeting and the material interest of the proposing shareholder in such proposal.

ARTICLE III
DIRECTORS

Section 3.01   BOARD OF DIRECTORS. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors of the Corporation. Directors need not be residents of the State of Texas or shareholders of the Corporation.

Section 3.02   NUMBER OF DIRECTORS. The number of directors shall be three (3), provided that the number may be increased or decreased from time to time by an amendment to these Bylaws or by resolution adopted by the Board of Directors. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent director.

Section 3.03   TERM OF OFFICE. At the first annual meeting of shareholders and at each annual meeting thereafter, the holders of shares entitled to vote in the election of directors shall elect directors, each of whom shall hold office until a successor is duly elected and qualified or until the director's earlier death, resignation, disqualification, or removal.

Section 3.04   VACANCIES AND NEWLY CREATED DIRECTORSHIPS. Any vacancy occurring in the Board of Directors may be filled by election at an annual or special meeting of shareholders called for that purpose, or may be filled by the affirmative vote of a majority of the remaining directors even when the majority of the remaining directors is less than a quorum of the total number of directors specified in the Certificate of Formation or the Bylaws. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office.

A directorship to be filled by reason of an increase in the number of directors may be filled by election at an annual or special meeting of shareholders called for that purpose, or may be filled by the Board of Directors for a term of office continuing only until the next election of one or more directors by the shareholders; provided that the Board of Directors may not fill more than two (2) directorships during the period between any two (2) successive annual meetings of shareholders.

Section 3.05   REMOVAL. Any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of the director or directors, at any meeting of shareholders called expressly for that purpose.

Section 3.06   RESIGNATION. A director may resign by providing written notice to the Corporation. The resignation shall be effective upon the later of the date of receipt of the notice of resignation or the effective date specified in the notice. Acceptance of the resignation shall not be required to make the resignation effective.

Section 3.07   REGULAR MEETINGS OF DIRECTORS. A regular meeting of the newly-elected Board of Directors shall be held without other notice immediately following each annual meeting of shareholders, at which the board shall elect officers and transact any other business as shall come before the meeting. The board may designate a time and place for additional regular meetings, by resolution, without notice other than the resolution.

Section 3.08   SPECIAL MEETINGS OF DIRECTORS. The President may call a special meeting of the Board of Directors at a time or place determined by the President. The President shall call a special meeting at the written request of two (2) or more directors.

Section 3.09   NOTICE OF DIRECTORS' MEETINGS. All special meetings of the Board of Directors shall be held upon not less than three (3) days' written notice stating the date, place, hour, and purpose of the meeting delivered to each director either personally or by mail. Notice of a regular or special meeting of the Board of Directors may be provided to a director by electronic transmission on consent of the director. The director may specify the form of electronic transmission to be used to communicate notice.

A written waiver of the required notice signed by a director entitled to the notice, before or after the meeting, is the equivalent of giving notice to the director who signs the waiver. A director's attendance at any meeting shall constitute a waiver of notice of the meeting, except where the directors attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

Section 3.10   QUORUM AND ACTION BY DIRECTORS. A majority of the number of directors shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present at the time of the act shall be the act of the Board of Directors, unless the act of a greater number is required by law, the Certificate of Formation, or these Bylaws. The directors at a meeting for which a quorum is not present may adjourn the meeting until a time and place as may be determined by a vote of the directors present at that meeting.

Section 3.11   COMPENSATION. Directors, as such, shall not receive any stated salary for their services, but by resolution of the Board of Directors a fixed sum and expenses of attendance, if any, may be allowed for attendance at any meeting of the Board of Directors or committee thereof. A director shall not be precluded from serving the Corporation in any other capacity and receiving compensation for services in that capacity.

Section 3.12 ACTION BY DIRECTORS WITHOUT A MEETING. Unless otherwise restricted by the Certificate of Formation or these Bylaws, any action required or permitted to be taken at a meeting of the Board of Directors or any committee may be taken without a meeting if all members of the Board of Directors or committee consent in writing or by electronic transmission and the writings or electronic transmissions are filed with the minutes of the proceedings of the Board of Directors.

Section 3.13 COMMITTEES OF THE BOARD OF DIRECTORS. The Board of Directors, by resolution adopted by a majority of the Board, may designate one or more directors to constitute one or more committees, to exercise the authority of the Board of Directors to the extent provided in the resolution of the Board of Directors and allowed under the Texas Business Organizations Code.

No committee of the Board of Directors shall have the authority to authorize a distribution or to authorize the issuance of shares of the Corporation unless the resolution designating a particular committee expressly so provides.

The designation of a committee of the Board of Directors and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

ARTICLE IV
OFFICERS

Section 4.01 POSITIONS AND ELECTION. The officers of the Corporation shall be elected by the Board of Directors and shall be a President and a Secretary and any other officers, including assistant officers and agents, as may be deemed necessary by the Board of Directors. Any two (2) or more offices may be held by the same person.

Each officer shall serve until a successor is elected and qualified or until the earlier death, resignation, or removal of that officer. Vacancies or new offices shall be filled at the next regular or special meeting of the Board of Directors.

Section 4.02 REMOVAL. Any officer elected or appointed by the Board of Directors may be removed with or without cause by the affirmative vote of the majority of the Board of Directors. Removal shall be without prejudice to the contract rights, if any, of the officer so removed.

Section 4.03 PRESIDENT. The President shall be the chief executive officer of the Corporation, and subject to the direction of the Board of Directors, shall have active, general supervision and executive management over the business and affairs of the Corporation. The President shall preside at all meetings of all directors; shall see that all orders and resolutions of the Board of Directors are carried out; and shall perform any other duties as the Board of Directors may assign.

Section 4.04 VICE PRESIDENTS. Each Vice President may be designated by such title as the Board of Directors may determine, and each Vice President in order of their rank as designated by the Board of Directors shall, in the absence or disability of the President, or at his or her request, perform the duties and exercise the powers of the President and shall perform other duties as the Board of Directors shall assign.

Section 4.05   SECRETARY AND ASSISTANT SECRETARIES. The Secretary shall attend all meetings of the Board of Directors and of the shareholders, and shall record all votes and the minutes of all proceedings and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given notice of all meetings of the Board of Directors and of the shareholders, and shall perform other duties as may be prescribed by the Board of Directors. The Secretary shall be the custodian of the records and of the seal of the Corporation, and shall affix the seal to all documents and attest to it when duly authorized by the Board of Directors.

Each Assistant Secretary may, in the absence or disability of the Secretary, or at his or her request or the request of the President, perform the duties and exercise the powers of the Secretary, and shall perform other duties as the Board of Directors shall assign.

In the absence of the Secretary or an Assistant Secretary, the minutes of all meetings of the board and of the shareholders shall be recorded by the person designated by the President or by the Board of Directors.

Section 4.06   THE TREASURER AND ASSISTANT TREASURERS. The Treasurer shall be the principal financial officer of the Corporation, shall have the custody of the corporate funds and securities, shall keep full and accurate accounts of receipts and disbursements of the Corporation, shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in the depositories designated by the Board of Directors, and in general shall perform all the duties incident to the office of Treasurer and such other duties as the Board of Directors may assign from time to time.

The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for the disbursements. The Treasurer shall keep and maintain the Corporation's books of account and shall render to the President and directors an account of all of his or her transactions as Treasurer and of the financial condition of the Corporation and exhibit the books, records, and accounts to the President or directors at any time.

If required by the Board of Directors, the Treasurer shall give the Corporation a bond in a sum and with a surety or sureties satisfactory to the Board of Directors for the faithful performance of the duties of the office and for the restoration to the Corporation, in case of death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in the incumbent's possession or under the incumbent's control belonging to the Corporation.

Each Assistant Treasurer may, in the absence or disability of the Treasurer, or at his or her request or the request of the President, perform the duties and exercise the powers of the Treasurer, and shall perform other duties as the Board of Directors shall assign.

Section 4.07   AUTHORITY TO EXECUTE AGREEMENTS. All agreements of the Corporation shall be executed on behalf of the Corporation by (a) the President or any Vice

President, (b) such other officer or employee of the Corporation authorized in writing by the President, with such limitations or restrictions on such authority as the President deems appropriate or (c) such other person as may be authorized by the Board of Directors.

ARTICLE V
SHARE CERTIFICATES AND TRANSFER

Section 5.01   **CERTIFICATES REPRESENTING SHARES.** The Corporation shall deliver certificates representing all shares to which shareholders are entitled, provided that the Board of Directors may provide by resolution that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of the shares. If shares are represented by certificates, each share certificate shall be consecutively numbered, shall exhibit the holder's name, and shall be signed by the one or more officers, and may be sealed with the seal of the Corporation or facsimile thereof. Any or all signatures may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be an officer before the certificate is issued, it may be issued by the Corporation with the same effect as if he or she were an officer at the date of its issuance.

Each certificate representing shares of the Corporation shall state upon the face thereof:

(a)   That the Corporation is organized under the laws of Texas.

(b)   The name of the person to whom issued.

(c)   The number and class of shares and the designation of the series, if any, which that certificate represents.

(d)   The par value of each share represented by the certificate or a statement that the shares are without par value.

(e)   A conspicuous statement setting forth restrictions on the transfer of the shares, if any.

The Corporation shall, after the issuance or transfer of uncertificated shares, send to the registered owner of uncertificated shares a written notice containing the information required to be set forth or stated on certificates pursuant to the Texas Business Organizations Code. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical. No share shall be issued until the consideration therefor, fixed as provided by law, has been fully paid.

No requirement of the Texas Business Organizations Code with respect to matters to be set forth on certificates representing shares of the Corporation shall apply to or affect certificates outstanding when the requirement first becomes applicable to the certificates; but the requirements shall apply to all certificates thereafter issued whether in connection with an original issue of shares, a transfer of shares, or otherwise.

Section 5.02 TRANSFERS OF SHARES. Shares of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of shares shall be made on the books of the Corporation only by the holder of record thereof or by such other person as may under law be authorized to endorse such shares for transfer or by such shareholder's attorney lawfully constituted in writing. Except as otherwise provided by law, upon surrender to the Corporation or its transfer agent of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books. No transfer of shares shall be valid as against the Corporation for any purpose until it shall have been entered in the share transfer records of the Corporation by an entry showing from and to what person those shares were transferred.

Section 5.03 REGISTERED SHAREHOLDERS. The Corporation shall be entitled to treat the holder of record of any shares issued by the Corporation as the holder in fact thereof for all purposes, including voting those shares, receiving dividends or distributions thereon or notices in respect thereof, transferring those shares, exercising rights of dissent with respect to those shares, exercising or waiving any preemptive right with respect to those shares, entering into agreements with respect to those shares in accordance with Texas law, or giving proxies with respect to those shares.

Neither the Corporation nor any of its officers, directors, employees, or agents shall be liable for regarding that person as the owner of those shares at that time for those purposes, regardless of whether that person possesses a certificate for those shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice of such claim or interest, except as otherwise provided by Texas law.

Section 5.04 LOST CERTIFICATES. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates previously issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate is lost, stolen, or destroyed. When authorizing the issue of a new certificate or certificates, the Board of Directors, in its discretion and as a condition precedent to the issuance thereof, may require the owner of the lost, stolen, or destroyed certificate or certificates or his or her legal representative to give the Corporation a bond with surety in a sum as it may direct, as indemnity against any claim that may be made against the Corporation on account of the alleged loss, theft, or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI
DISTRIBUTIONS AND DIVIDENDS

Section 6.01 DECLARATION. The Board of Directors may authorize distributions on the outstanding shares in cash, property, or in the shares of the Corporation at any annual, regular, or special meeting of the Board of Directors to the extent permitted by, and subject to the provisions of, the laws of the State of Texas. The Board of Directors may by resolution create a reserve or reserves out of the Corporation's surplus or allocate any part or all of surplus in any manner for any proper purpose or purposes, and may increase, decrease, or abolish any such reserve, designation or allocation in the same manner, after first obtaining the written approval of a majority of the shareholders.

Section 6.02 **FIXING RECORD DATES FOR DISTRIBUTIONS AND DIVIDENDS.** For the purpose of determining shareholders entitled to receive a distribution by the Corporation (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, the Board of Directors of the Corporation may, at the time of declaring the distribution or dividend, set a date no more than sixty (60) days prior to the date of the distribution or dividend. If no record date is fixed for the determination of shareholders entitled to receive a distribution (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, the date on which the resolution of the Board of Directors declaring the distribution or share dividend is adopted shall be the record date for the determination of shareholders.

ARTICLE VII
INDEMNIFICATION

Section 7.01 **INDEMNIFICATION OF EXISTING AND FORMER DIRECTORS AND OFFICERS.** The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or other proceeding (whether civil, criminal, administrative, arbitrative, or investigative), including any appeal thereof, or any inquiry or investigation that could lead to such an action or proceeding (any of the foregoing to be referred to hereafter as a "**proceeding**") by reason of the fact that the person (1) is or was a director or officer of the Corporation; or (2) while a director of the Corporation, is or was serving at the request of the Corporation as a partner, director, officer, venturer, proprietor, trustee, employee, administrator, or agent of another entity, organization, or an employee benefit plan (each such person in (2) to be referred to hereafter as a "**delegate**" and, together with each such person in (1), a "**covered person**") to the fullest extent permitted by the Texas Business Organizations Code (as the same now exists or may hereafter be amended, substituted, or replaced, the "**BOC**"), but, if the BOC is amended, substituted, or replaced, only to the extent that such amendment, substitution, or replacement permits the Corporation to provide broader indemnification rights than the BOC permitted the Corporation to provide prior to such amendment, substitution, or replacement, against all judgments (including arbitration awards), court costs, penalties, settlements, fines, excise, and other similar taxes and reasonable attorneys' fees (all of the foregoing to be referred to hereafter as "**expenses**") actually incurred by the covered person in connection with such proceeding. The right to indemnification in this Section 7.01 shall continue as to a covered person who has ceased to be a director, officer, or delegate and shall inure to his or her heirs, executors, or administrators.

Section 7.02 **ADVANCEMENT OF EXPENSES.** The Corporation shall pay or reimburse reasonable expenses incurred by a covered person currently serving as a director, officer, or delegate of the Corporation who was or is a party or is threatened to be made a party to any proceeding in advance of the final disposition of the proceeding, without any determination as to the covered person's entitlement to indemnification, if the Corporation receives the following before any such advancement of expenses:

(a)   A written affirmation by the covered person of the covered person's good faith belief that he or she has met the standard of conduct necessary for indemnification under the BOC.

(b)   A written undertaking by or on behalf of the covered person to repay the amount so advanced if the final determination is that the covered person has not met the required standard of conduct set forth in the BOC or that indemnification is prohibited by the BOC.

Section 7.03 INDEMNIFICATION OF AND ADVANCEMENT OF EXPENSES TO OTHER PERSONS. Notwithstanding any other provision of this ARTICLE VII, the Corporation may indemnify and advance expenses to persons other than covered persons, including advisory directors, non-executive officers, employees, and agents of the Corporation, to the extent and in the manner provided by the BOC and these Bylaws.

Section 7.04 INDEMNIFICATION RIGHTS NOT EXCLUSIVE. The rights provided pursuant to this ARTICLE VII shall not be exclusive of any other rights to which a person may be entitled by applicable law, the Corporation's Certificate of Formation, action or resolution of the Corporation's shareholders or disinterested directors, or contract.

Section 7.05 INSURANCE. The Corporation may purchase and maintain insurance or another arrangement to indemnify any covered person against any liability asserted against and incurred by the covered person in that capacity or arising out of the covered person's status in that capacity, regardless of whether the Corporation would have the power to indemnify the covered person against that liability under applicable law.

Section 7.06 REPORTS OF INDEMNIFICATION AND ADVANCES. No later than one (1) year from the date that the Corporation indemnifies or advances expenses to a director, it shall give a written report of such indemnification or advancement to the shareholders, which report must be made with or before the notice or waiver of notice of the next shareholders' meeting or the next submission to the shareholders of a written consent without a meeting.


ARTICLE VIII
MISCELLANEOUS


Section 8.01 SEAL. The Corporation may adopt a corporate seal in a form approved by the Board of Directors. The Corporation shall not be required to use the corporate seal and the lack of the corporate seal shall not affect an otherwise valid contract or other instrument executed by the Corporation.

Section 8.02 CHECKS, DRAFTS, ETC. All checks, drafts, or other instruments for payment of money or notes of the Corporation shall be signed by an officer or officers or any other person or persons as shall be determined from time to time by resolution of the Board of Directors.

Section 8.03 FISCAL YEAR. The fiscal year of the Corporation shall be as determined by the Board of Directors.

Section 8.04   INVALID PROVISIONS. If any one or more of the provisions of these Bylaws, or the applicability of any provision to a specific situation, shall be held invalid or unenforceable, the provision shall be modified to the minimum extent necessary to make it or its application valid and enforceable, and the validity and enforceability of all other provisions of these Bylaws and all other applications of any provision shall not be affected thereby.

Section 8.05   CONFLICT WITH APPLICABLE LAW OR CERTIFICATE OF FORMATION. These Bylaws are adopted subject to any applicable law and the Certificate of Formation. Whenever these Bylaws may conflict with any applicable law or the Certificate of Formation, such conflict shall be resolved in favor of such law or the Certificate of Formation.

Section 8.06   EMERGENCY MANAGEMENT OF THE CORPORATION. In the event of an emergency (as defined by Section 3.251(1) of the BOC), the following provisions regarding the management of the Corporation shall take effect immediately.

In the event of an emergency, a meeting of the Board of Directors may be called following the attempt of not less than two (2) hour notice to each director. Notice may be given by any reasonable means, including electronic transmission, such as fax and email, and by telephone.

The Board of Directors is to approve and maintain a current list of officers or other persons to serve as alternate directors to the extent necessary while these emergency provisions are in effect.

These emergency provisions take effect only in the event of an emergency as defined hereinabove and will not be effective once the emergency ends. Any and all provisions of these Bylaws that are consistent with these emergency provisions remain in effect during an emergency. Any or all of these actions, including emergency actions as defined by Section 3.251(2) of the BOC, that the Corporation takes in accordance with these provisions or Section 3.2535 of the BOC, if in good faith and based on the reasonable belief that the emergency action was in the Corporation's best interest, are binding upon this Corporation and may not be used to impose liability on a managerial official, employee, or agent of the Corporation.

ARTICLE IX
AMENDMENT OF BYLAWS

Section 9.01   AMENDMENT OF BYLAWS. Subject to any additional vote required by the Certificate of Formation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly empowered to adopt, amend, or repeal these Bylaws. Any adoption, amendment, or repeal of these Bylaws by the Board of Directors shall require the approval of a majority of the entire Board of Directors. The shareholders shall also have the power to adopt, amend, or repeal the bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of shares of the Corporation required by law or by the Certificate of Formation, the affirmative vote of the holders of at least two-thirds of the voting power of (a) all of the then outstanding shares of the Corporation entitled to vote, voting together as a single class, and (b) each class or series of shares entitled to vote thereon, voting as a separate class, shall be required to adopt, amend, or repeal any provision of these Bylaws.